Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286740

Prospectus

Hyperscale Data, Inc.

Up to 125,000,000 shares of Class A Common Stock Issuable upon Conversion of the Series B Preferred Stock

This prospectus relates to the offer and resale (the “Preferred Offering”) of up to 125,000,000 shares of Common Stock (the “Preferred Conversion Shares” and with the Note Conversion Shares, the “Conversion Shares”) underlying up to 50,000 shares (excluding certain PIK Dividend Shares, as such term is hereinafter defined), par value $0.001 per share (the “Series B Preferred Stock”) of our Series B Convertible Preferred Stock by the Selling Stockholder. The shares included in this prospectus consist of shares of our Series B Preferred Stock that we shall issue and sell to the Selling Stockholder, from time to time after the date of this prospectus, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) we entered into with the Selling Stockholder on March 31, 2025 (the “Execution Date”) pursuant to which the Selling Stockholder has committed to purchase from us, at our direction, up to an aggregate of $50 million of shares of Series B Preferred Stock (the “Maximum Investment”), from time to time after the date of this prospectus. See the section entitled “Committed Equity Financing” for a description of the Purchase Agreement and the section entitled “Selling Stockholder” for additional information regarding the Selling Stockholder.

We are not selling any shares of Common Stock being offered by this prospectus and will not receive any of the proceeds from the sale of such shares by the Selling Stockholder. However, we may receive up to $50 million in aggregate gross proceeds from sales of our Series B Preferred Stock to the Selling Stockholder, in our sole and absolute discretion, that we elect to make, from time to time over the approximately 51-month period commencing on the date of the Purchase Agreement, provided that this registration statement, of which this prospectus forms a part, and any other registration statement the Company may file from time to time, covering the resale by the Selling Stockholder of the shares of our Series B Preferred Stock purchased from us by the Selling Stockholder pursuant to the Purchase Agreement is declared effective by the U.S. Securities and Exchange Commission (“SEC”) and remains effective, and the other conditions set forth in the Purchase Agreement are satisfied (the “Commencement Date”).

The Selling Stockholder may sell or otherwise dispose of the shares of our Common Stock included in this prospectus in a number of different ways and at varying prices. See the section titled “Plan of Distribution” for more information about how the Selling Stockholder may sell or otherwise dispose of the Common Stock being offered in this prospectus.

The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

There is no market for the Series B Preferred Stock, nor is one expected to ever develop. The Common Stock, however, trades on the NYSE American LLC (“NYSE American”) under the symbol “GPUS.” On May 20, 2025, the last reported sales price of the Common Stock, as reported by NYSE American, was $4.61 per share.

The Selling Stockholder may, from time to time, sell, transfer or otherwise dispose of any or all of its shares of our Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” on page 46.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in the Common Stock is highly speculative and involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 19 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the Common Stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 21, 2025

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement on Form S-1 that we filed with the SEC. The Selling Stockholder may, from time to time, sell up to 125,000,000 (excluding the PIK Dividend Shares, as such term is hereinafter defined) shares of our Common Stock, as described in this prospectus. We will not receive any proceeds from the sale by the Selling Stockholder of the securities described in this prospectus.

You should rely only on the information contained in this prospectus, any supplement to this prospectus or in any free writing prospectus, filed with the SEC. Neither we nor the Selling Stockholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus, or any applicable prospectus supplement or any free writing prospectuses prepared by us or on our behalf and filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Selling Stockholder is offering to sell our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to these offerings. The prospectus supplement or post-effective amendment, as the case may be, may add, update or change information contained in this prospectus with respect to such offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. Before purchasing any shares of our Common Stock, you should carefully read this prospectus and any prospectus supplement and/or post-effective amendment, as applicable, together with the additional information described under “Where You Can Find More Information.”

For investors outside of the United States: Neither we nor the Selling Stockholder have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.

This document includes trademarks, tradenames and service marks, certain of which belong to the Company and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this document appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that the Company will not assert its rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. The Company does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of the Company by, these other parties.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “we,” “us,” “our company” and similar terms refer to Hyperscale Data, Inc. and its consolidated subsidiaries.

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MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections, and other information concerning our industry and business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources which we paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this document. See “Cautionary Note Regarding Forward-Looking Statements.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement, of which this prospectus forms a part, contains forward-looking statements. All statements other than statements of historical fact contained herein, including statements regarding our business plans or strategies, projected or anticipated benefits or other consequences of our plans or strategies are forward-looking statements. Words such as “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “guides,” “intends,” “is confident that,” “may,” “plans,” “seeks,” “projects,” “targets,” and “would,” and their opposites and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will actually be achieved. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	we will need to raise additional capital to fund our operations in furtherance of our business plan;

•	we have an evolving business model, which increases the complexity of our business;

•	our Bitcoin mining operations present a number of risks;

•	we are highly reliant on the price of Bitcoin and the level of demand for, and financial performance of, Bitcoin;

•	our holding company model presents certain additional risks;

•	our growth strategy is subject to a significant degree of risk;

•	we are heavily dependent on our senior management, and a loss of a member of our senior management team could cause our stock price to suffer;

•	if we fail to anticipate and adequately respond to rapid technological changes in our industry, including evolving industry-wide standards, in a timely and cost-effective manner, our business, financial condition and results of operations would be materially and adversely affected;

•	we are subject to risks related to governmental regulation and enforcement with respect to Bitcoin mining, including:

o	regulatory changes or actions may restrict the use of bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in our securities;

o	due to the unregulated nature and lack of transparency surrounding the operations of many Bitcoin trading venues, they may experience fraud, security failures or operational problems, which may adversely affect the value of our bitcoin;

o	if regulatory changes or interpretations require the regulation of bitcoins under the Securities Act and the Investment Company Act of 1940, as amended (the “Investment Act”) by the SEC, we may be required to register and comply with such regulations. To the extent we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses to us. We may also decide to cease certain operations. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. This would likely have a material adverse effect on us and investors may lose their investment; and

o	changing environmental regulation and public energy policy may expose our business to new risks;

•	we may be significantly impacted by developments and changes in laws and regulations, including increased regulation of the industry in which we operate through legislative action and revised rules and standards applied by The Financial Crimes Enforcement Network under the authority of the U.S. Bank Secrecy Act;

•	if we do not continue to satisfy the NYSE American continued listing requirements, our securities could be delisted from NYSE American;

•	our Common Stock price is volatile; and

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•	other risks and uncertainties described in this prospectus, including those under the section entitled “Risk Factors.”

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our Common Stock, you should read the entire prospectus carefully, including the section titled “Risk Factors” and our financial statements and related notes thereto included elsewhere in this prospectus.

Company Overview

Hyperscale Data, Inc., a Delaware corporation formerly known as Ault Alliance, Inc., was incorporated in September 2017. Through our wholly and majority owned subsidiaries and strategic investments, we own and/or operate data centers at which we mine Bitcoin and offer colocation and hosting services for the emerging artificial intelligence (“AI”) ecosystems and other industries as well as provide mission-critical products that support a diverse range of industries, including an artificial intelligence software platform, a social gaming platform, equipment rental services, defense/aerospace, industrial, automotive, medical/biopharma and hotel operations. Our direct and indirect wholly owned subsidiaries include (i) Sentinum, Inc. (“Sentinum”), (ii) Alliance Cloud Services, LLC (“ACS”) and (iii) BNI Montana, LLC (“BNI Montana”).

We own Ault Capital Group, Inc. (“Ault Capital”), which either wholly owns or has a direct controlling interest in, among other entities, (i) Ault Lending, LLC (“Ault Lending”), (ii) RiskOn International, Inc., formerly known as BitNile Metaverse, Inc. (“ROI”), which wholly owns BitNile.com, Inc. (“BNC”), (iii) askROI, Inc. (“askROI”), (iv) Ault Global Real Estate Equities, Inc. (“AGREE”), (v) Ault Aviation, LLC (“Ault Aviation”), (vi) Circle 8 Holdco LLC (“Circle 8 Holdco”), which wholly owns Circle 8 Crane Services, LLC (“Circle 8”) and (vii) TurnOnGreen, Inc. (“TurnOnGreen”), which wholly owns TOG Technologies, Inc. (“TOG Technologies”) and Digital Power Corporation (“Digital Power”).

We were founded by Milton C. (Todd) Ault, III, our Executive Chairman, and are led by Mr. Ault, William B. Horne, our Chief Executive Officer and Vice Chairman, and Henry Nisser, our President and General Counsel. Together, they constitute the Executive Committee, which manages the day-to-day operations of the holding company. Our long-term objective is to maximize per share intrinsic value. All major investment and capital allocation decisions are made for us by Mr. Ault and the Executive Committee.

We currently have the following reportable segments, though it should be noted that we are in the process of transitioning our data centers away from Bitcoin mining to operations dedicated to high-performance computing (“HPC”) and AI purposes:

•	Technology and Finance (“Fintech”): commercial lending and trading through Ault Lending;

•	Sentinum: Bitcoin mining operation and data center operations through ACS;

•	AGREE – hotel operations and other commercial real estate holdings;

•	Energy and Infrastructure (“Energy”): crane rental and lifting solutions provider for oilfield, construction, commercial and infrastructure markets through Circle 8;

•	ROI: includes askROI, which operates a unique, generative AI-driven platform engineered to provide pertinent and unique data insights through integration with business specific data that pushes beyond the conventional uses of existing large language models as well as RiskOn, which owns 100% of BNC, which operates a social gaming platform; and

•	TurnOnGreen: commercial electronics solutions with operations conducted by Digital Power, and electric vehicle (“EV”) charging solutions through TOG Technologies.

We operate as a holding company with operations conducted primarily through our subsidiaries, which are described below.

Recent Events and Developments

On June 4, 2024, we entered into a Loan Agreement (the “2024 Credit Agreement”) with OREE Lending Company, LLC and Helios Funds LLC, as lenders (“Lenders”). Each Lender is a 50% member of (and thus affiliate of) Orion Equity Partners, LLC (“Orion”). The 2024 Credit Agreement provided for an unsecured, non-revolving credit facility in an aggregate principal amount of up to $20.0 million, provided, however, that at no point shall we be allowed to have outstanding loans under the 2024 Credit Agreement in a principal amount received of more than $2.0 million (unless otherwise allowed by Lenders in their sole discretion). All loans under the 2024 Credit Agreement were due December 4, 2024. The Lenders are not obligated to make any further loans under the 2024 Credit Agreement after the maturity date described above. Loans under the 2024 Credit Agreement are evidenced by promissory notes (the “Promissory Notes”) and have an original issuance discount of 20% to the amount of each loan and all Promissory Notes, originally bore interest at the rate of 15.0% per annum and may be repaid at any time without penalty or premium.

Under the 2024 Credit Agreement, the Lenders loaned to us $1.5 million on June 4, 2024, $0.5 million on June 20, 2024 and $1.5 million on or about July 2, 2024. As of the date of this prospectus, we have repaid $2.0 million to the Lenders. On January 9, 2025, we and each Lender amended (a) the 2024 Credit Agreement whereby, among other things, upon the effectiveness of a registration statement, the 2024 Credit Agreement shall terminate and be of no further force and effect, (b) the notes whereby no additional interest (other than the 20% OID) shall accrue on such notes. As a result of these amendments, the aggregate amount payable to the Lenders by us, above the principal amount of $3.5 million under the 2024 Credit Agreement, is $0.7 million.

On June 20, 2024, we entered into the ELOC Purchase Agreement, as amended (as amended, the “Purchase Agreement”) with Orion, pursuant to which Orion has committed to purchase up to an aggregate of $37.5 million of shares of 13.00% Series D Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), subject to certain limitations and conditions set forth in the Purchase Agreement. The shares of our Series D Preferred Stock that may be issued under the Purchase Agreement may be sold by us to Orion at our discretion from time to time during the term of the Purchase Agreement.

On July 18, 2024, we entered into a note purchase agreement with an institutional investor pursuant to which the institutional investor agreed to acquire, and we agreed to issue and sell in a registered direct offering to the institutional investor, a $5.4 million 10% OID Convertible Promissory Note (the “OID Note”). The OID Note was sold to the institutional investor for a purchase price of $4.9 million, an original issue discount of $0.5 million. The OID Note will accrue interest at the rate of 15% per annum, unless an event of default occurs, at which time the OID Note would accrue interest at 18% per annum. The OID Note matured on October 19, 2024. In addition, the OID Note is convertible into shares of our Class A common stock at a conversion price of $5.867 per share (the “OID Conversion Price”), subject to adjustment. On December 10, 2024, we entered into a forbearance agreement with the investor pursuant to which the investor agreed to forebear through the close of business on December 31, 2024, from exercising the rights and remedies it is entitled to under the OID Note, and we issued the investor a convertible promissory note in the amount of $0.9 million (the “Forbearance Note”). The Forbearance Note was convertible into shares of Class A common stock at a conversion price equal to $5.47, subject to adjustment. The Forbearance Note accrued interest at the rate of 18% per annum and matured on February 15, 2025. On February 25, 2025, pursuant to an amended and restated forbearance agreement we entered into with the institutional investor, we issued to the investor an amended and restated convertible promissory note in the amount of $3.5 million (the “A&R Forbearance Note”), consisting of (i) the amount then due under the forbearance note of $0.9 million, (ii) a forbearance extension fee of $0.3 million and (iii) a true-up amount of $2.3 million. The A&R Forbearance Note shall be convertible into shares of Class A common stock at a conversion price equal to $2.00. The A&R Forbearance Note will accrue interest at the rate of 18% per annum and mature on May 15, 2025. In exchange, the investor agreed to forbear through the close of business on May 15, 2025, from exercising any rights and remedies under the $5.4 million 10% OID Convertible Promissory Note we previously issued to the investor on July 19, 2024 and any related transaction documents.

In October 2024, pursuant to the securities purchase agreement we entered into with Ault & Company, dated as of November 6, 2023 (the “November 2023 SPA”), we sold an aggregate of 1,400 shares of Series C Convertible Preferred Stock and warrants to purchase an aggregate of 11,825 shares of Class A common stock to Ault & Company, for an aggregate purchase price of $1.4 million.

In November 2024, pursuant to the November 2023 SPA we entered into with Ault & Company, we sold an aggregate of 1,280 shares of Series C Convertible Preferred Stock and warrants to purchase an aggregate of 10,811 shares of Class A common stock to Ault & Company, for an aggregate purchase price of $1.3 million.

On December 9, 2024, we completed the distribution of 650,000 shares of our 10% Series E Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), a $16.25 million stated value, to holders of Class A common stock and Series C Convertible Preferred Stock on an as-converted basis. Dividends will accrue on the stated amount of $25.00 per share of the Series E Preferred Stock at a rate per annum equal to 10.00%.

On December 16, 2024, we completed the distribution of approximately 5.0 million shares of our Class B common stock (the “Class B Common Stock”) to all holders of our Class A common stock and Series C Convertible Preferred Stock on an as-converted basis. There is currently no public trading market for the Class B Common Stock. While we presently intend to seek to have the Class B Common Stock listed for trading on the NYSE American within the foreseeable future, there can be no assurance when, or if, such a listing will occur. The Class B Common Stock is identical to the currently outstanding Class A common stock, with the exception that each share thereof carries 10 times the voting power of a share of Class A common stock. The Class B Common Stock is convertible at any time into Class A common stock on a one-for-one basis.

On November 20, 2024, pursuant to the approval provided by our stockholders at the annual meeting of stockholders held on June 28, 2024, we filed an Amendment to our Certificate of Incorporation with the State of Delaware to effectuate a reverse stock split of our Class A common stock affecting the issued and outstanding number of such shares by a ratio of one-for-thirty-five. The reverse stock split became effective on November 22, 2024. All share amounts in this prospectus have been updated to reflect the reverse stock split.

On December 23, 2024, we completed the distribution of 1.0 million shares of our Series F Exchangeable Preferred Stock (“Series F Preferred Stock”) to holders of Class A common stock and Series C Convertible Preferred Stock on an as-converted basis. The Series F Preferred Stock has a $1.00 liquidation preference and does not pay a dividend. Each share of Series F Preferred Stock will be exchangeable, at the option of its holder, for (i) 10 shares of Class A Common Stock of Ault Capital and (ii) five shares of Class B Common Stock of Ault Capital, at any time beginning on the later of (i) one year after issuance of the Series F Preferred Stock and (ii) the date of the registration under the Securities Act of 1933, as amended, of all of the foregoing shares of Ault Capital Class A Common Stock and Ault Capital Class B Common Stock. Once the Series F Preferred Stock has been exchanged into shares of Ault Capital Class A Common Stock and Class B Common Stock, our sole business will be our ownership of Sentinum, Inc., through which we operate our Bitcoin mining business as well as its HPC and AI operations.

In December 2024, pursuant to the November 2023 SPA we entered into with Ault & Company, we sold an aggregate of 3,020 shares of Series C Convertible Preferred Stock and warrants to purchase an aggregate of 25,509 shares of Class A common stock to Ault & Company, for an aggregate purchase price of $3.0 million. As of the date of this prospectus, Ault & Company has purchased an aggregate of 50,000 shares of Series C Convertible Preferred Stock and warrants to purchase an aggregate of 422,337 shares of Class A common stock, for an aggregate purchase price of $50.0 million.

On December 13, 2024 (the “Closing Date”), Third Avenue Apartments LLC (“Third Avenue”), which was a subsidiary of AGREE, completed the sale of its real property located at the southeast corner of 5th Street North and 3rd Avenue North in St. Petersburg, Florida (the “Property”). The Property was sold on the Closing Date to Cats Mirror Lake, LLC (the “Buyer”) pursuant to a contract of sale, as amended, entered into by Third Avenue and the Buyer. The sale price for the property was $13.0 million. In February 2025, Third Avenue filed a certificate of cancellation with the Delaware Secretary of State.

On December 21, 2024, we entered into a securities purchase agreement (the “December 2024 SPA”) with Ault & Company, pursuant to which we agreed to sell, in one or more closings, to Ault & Company up to 25,000 shares of Series G convertible preferred stock (“Series G Preferred Stock”) and warrants to purchase up to 4.2 million shares of Class A common stock (the “Series G Warrants”) for a total purchase price of up to $25.0 million. The December 2024 SPA provides that the financing may be conducted through one or more closings. Through May 14, 2025, pursuant to the December 2024 SPA, we have sold to Ault & Company 960 shares of Series G Preferred Stock and Series G Warrants to purchase 162,217 shares of Class A common stock, for a purchase price of $1.0 million.

Each share of Series G Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A common stock at a conversion price equal to the greater of (i) $0.10 per share, and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A common stock during the ten trading days immediately prior to the date of conversion. The conversion price is subject to adjustment in the event of an issuance of Class A common stock at a price per share lower than the conversion price then in effect, as well as upon customary stock splits, stock dividends, combinations or similar events. The holders of Series G Preferred Stock are entitled to cumulative cash dividends at an annual rate of 9.5%, or $95.00 per share, based on the stated value per share. Dividends shall accrue for 10 years from the date of issuance of such shares of Series G Preferred Stock and are payable monthly in arrears. For the first two years, we may elect to pay the dividend amount in shares of Class A common stock rather than cash. The holders of the Series G Preferred Stock are entitled to vote with the Class A common stock as a single class on an as-converted basis.

On February 5, 2025, we entered into an exchange agreement with an institutional investor, pursuant to which we issued to the investor a convertible promissory note in the principal face amount of $1.9 million (the “February 2025 Convertible Note”), in exchange for the cancellation of an outstanding term note we issued to the investor in April 2024. That note had an outstanding principal amount and accrued but unpaid interest of $1.9 million.  The February 2025 Convertible Note accrued interest at the rate of 15% per annum, unless an event of default (as defined in the February 2025 Convertible Note) occurs, at which time the February 2025 Convertible Note would accrue interest at 18% per annum. The February 2025 Convertible Note was to mature on May 5, 2025. The February 2025 Convertible Note was convertible into shares of Class A common stock at a fixed conversion price of $4.00 per share.

On March 14, 2025, we entered into an exchange agreement with an institutional investor pursuant to which we issued to the investor a convertible promissory note in the principal face amount of $4.2 million in exchange for the cancellation of (i) a term note issued by us on May 16, 2024, with outstanding principal and accrued but unpaid interest of $0.7 million, (ii) a term note issued by us on May 20, 2024, with outstanding principal and accrued but unpaid interest of $1.5 million, and (iii) the February 2025 Convertible Note issued by us on February 5, 2025, with outstanding principal and accrued but unpaid interest of $2.0 million. The note accrues interest at the rate of 15% per annum, unless an event of default (as defined in the note) occurs, at which time the note would accrue interest at 18% per annum. The note will mature on June 30, 2025. The note is convertible into shares of Class A common stock at a conversion price equal to the greater of (i) $0.40 per share (the “Floor Price”) and (ii) the lesser of 75% of the VWAP (as defined in the note) of the class A common stock during the five trading days immediately prior to (A) the date of issuance of the note or (B) the date of conversion into shares of class A common stock.

On March 21, 2025, we entered into an exchange agreement with an institutional investor, pursuant to which we issued to the investor a convertible promissory note in the principal face amount of $4.9 million (the “Exchange Note”) in exchange for the cancellation of (i) a term note issued by us on January 14, 2025, with outstanding principal and accrued but unpaid interest of $2.6 million, (ii) a promissory note issued by us on March 7, 2025, with outstanding principal and accrued but unpaid interest of $0.5 million, (iii) a promissory note issued by us on March 12, 2025, with outstanding principal and accrued but unpaid interest of $1.5 million, and (iv) a promissory note issued by us on March 13, 2025, with outstanding principal and accrued but unpaid interest of $0.3 million. The Exchange Note accrues interest at the rate of 15% per annum, unless an event of default (as defined in the Exchange Note) occurs, at which time the note would accrue interest at 18% per annum. The Exchange Note will mature on December 31, 2025. The note is convertible into shares of Class A common stock at a conversion price equal to the greater of (i) the Floor Price and (ii) the lesser of 75% of the VWAP (as defined in the Exchange Note) of the Class A common stock during the five trading days immediately prior to (A) the date of issuance of the Exchange Note or (B) the date of conversion into shares of Class A common stock, but not greater than $10.00 per share.

On March 28, 2025, our majority owned subsidiary, Avalanche International Corp. (“AVLP”), filed a petition for liquidation under Chapter 7 of the bankruptcy laws. The filing placed AVLP under the control of the bankruptcy court, which will oversee its liquidation. As a result, we no longer consider AVLP a subsidiary of ours.

On March 30, 2025, we entered into an amendment to the November 2023 SPA to provide for an extension of the date on which the final closing may occur from December 31, 2024 to March 31, 2025, subject to Ault & Company’s ability to further extend such date for ninety (90) days.

On March 31, 2025, we entered into a securities purchase agreement with an institutional investor pursuant to which we agreed to sell up to 50,000 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) for a total purchase price of up to $50.0 million. The securities purchase agreement provides that the transaction shall be conducted through 49 separate tranche closings, provided, however, that the investor has the ability, exercisable in its sole discretion, to purchase any number of shares of Series B Preferred Stock prior to the dates of the tranche closings provided for in the securities purchase agreement. The initial tranche closing, which will close promptly after the investor has converted out of the Exchange Note, will consist of the sale and issuance to the investor of 2,000 shares of Series B Preferred Stock for an aggregate of $2.0 million. Pursuant to the securities purchase agreement, provided certain closing conditions have been met, the investor shall purchase up to 4,800 shares of Series B Preferred Stock on a monthly basis, with the investor being required to purchase 1,000 shares per month.

Each share of Series B Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A common stock at a conversion price equal to the greater of (i) $0.40 per share (the “Floor Price”), which Floor Price shall not be adjusted for stock dividends, stock splits, stock combinations and other similar transactions and (ii) 75% of the Corporation’s lowest VWAP on any Trading Day during the five Trading Days immediately prior to the date of conversion into shares of Common Stock, but not greater than $10.00 per share (the “Maximum Price”), which Maximum Price shall be adjusted for stock dividends, stock splits, stock combinations and other similar transactions.

The holders of Series B Preferred Stock are entitled to cumulative cash dividends at an annual rate of 15%, or $150.00 per share, based on the stated value per share. Dividends shall accrue for as long as any shares of Series B Preferred Stock remain issued and outstanding and are payable monthly in arrears. For the first two years, we may elect to pay the dividend amount in additional shares of Series B Preferred Stock rather than cash. The holders of the Series B Preferred Stock are entitled to vote with the Class A common stock as a single class on an as-converted basis.

On April 1, 2025, we issued to an accredited investor a convertible promissory note in the principal face amount of $1.65 million in consideration for an advance we received of $1.5 million. The note accrues interest at the rate of 15% per annum, unless an event of default (as defined in the note) occurs, at which time the note would accrue interest at 18% per annum. The note will mature on September 30, 2025. The note is convertible into shares of Class A common stock at a conversion price equal to the greater of (i) the Floor Price and (ii) the lesser of 75% of the VWAP (as defined in the note) of the Class A common stock during the five trading days immediately prior to (A) the date of issuance of the note or (B) the date of conversion into shares of Class A common stock.

On April 8, 2025, we issued to an accredited investor a convertible promissory note in the principal face amount of $110,000 in consideration for $100,000. The note accrues interest at the rate of 15% per annum, unless an event of default (as defined in the note) occurs, at which time the note would accrue interest at 18% per annum. The note will mature on September 30, 2025. The note is convertible into shares of Class A common stock at a conversion price equal to the greater of (i) $0.45 and (ii) the lesser of (A) 75% of the VWAP (as defined in the note) of the Class A common stock during the five trading days immediately prior to the date of issuance of the note or (B) 75% of the lowest daily VWAP of the Class A common stock during the five trading days immediately prior to the date of conversion into shares of Class A common stock.

On April 15, 2025, we issued to two accredited investors convertible promissory notes in the aggregate principal face amount of $5 million in aggregate gross consideration of $4 million in cash paid by the investors, prior to placement agent fees and expenses of approximately $460,000. The notes were issued with an original issue discount of twenty percent (20%), or $1 million. The notes do not accrue interest unless an event of default (as defined in the notes) occurs, at which time the notes would accrue interest at 20% per annum. The notes will mature on September 30, 2025. The notes are convertible into shares of Common Stock at a conversion price equal to the greater of (i) $0.40 and (ii) 80% of the lowest closing price of the Common Stock during the five trading days immediately prior to the date of conversion into shares of Common Stock.

On May 13, 2025, we entered into an OID only term note agreement with an institutional investor with a principal amount of $1.4 million and an OID of $0.1 million. The maturity date of the promissory note is May 27, 2025. Mr. Ault entered into a personal guaranty agreement for the benefit of the investor.

Our Corporate Structure

On September 10, 2024, we changed our name from Ault Alliance, Inc. to Hyperscale Data, Inc. (the “Name Change”). The Name Change did not affect the rights of our security holders. Our Class A common stock is traded on the NYSE American under the symbol “GPUS.” Existing stock certificates that reflect a prior corporate name continue to be valid. Certificates reflecting the new corporate name are issued as old stock certificates are tendered for exchange or transfer to our transfer agent.

In March and August of 2024, we reorganized our corporate structure pursuant to a series of transactions by and among the Company and its directly and indirectly owned subsidiaries as well as third parties. The purpose of the reorganization was to simplify our organizational and reporting structure to more accurately reflect our business operations. As a result of the foregoing transactions, our corporate structure is currently as follows:

Our Business Strategy

As principally a holding company, our business strategy is designed to increase stockholder value. Under this strategy, we are focused on managing and financially supporting our existing subsidiaries and partner companies, with the goal of pursuing monetization opportunities and maximizing the value returned to stockholders. We have, are and will consider initiatives including, among others: public offerings, the sale of individual partner companies, the sale of certain or all partner company interests in secondary market transactions, or a combination thereof, as well as other opportunities to maximize stockholder value, such as activist trading. We anticipate returning value to stockholders after satisfying our debt obligations and working capital needs.

On October 7, 2019, we created an Executive Committee which is comprised of our Executive Chairman, Chief Executive Officer and President. The Executive Committee meets on a daily basis to address the Company’s critical needs and provides a forum to approve transactions which are communicated to our Chief Financial Officer and Senior Vice President of Finance on a bi-weekly basis by our Chief Executive Officer.

Our Executive Committee approves and manages our investment and trading strategy. The Executive Committee has decades of experience in financial, investing and securities transactions. Led by our Founder and Executive Chairman, Milton C. (Todd) Ault, III, we seek to find undervalued companies and disruptive technologies with a global impact. We use a traditional methodology for valuing securities that primarily looks for deeply depressed prices. Upon making an investment, we often become actively involved in the companies we seek to acquire. That activity may involve a broad range of approaches, from influencing the management of a target to take steps to improve stockholder value, to acquiring a controlling or sizable but non-controlling interest or outright ownership of the target company in order to implement changes that we believe are required to improve its business, and then operating and expanding that business. Mr. Ault relies heavily on William B. Horne, our Vice Chairman and Chief Executive Officer, and Henry Nisser, our President and General Counsel, to provide analysis and guidance on all acquisition targets and throughout the acquisition process.

From time to time, we engage in discussions with other companies interested in our subsidiaries or partner companies, either in response to inquiries or as part of a process we initiate. To the extent we believe that a subsidiary partner company’s further growth and development can best be supported by a different ownership structure or if we otherwise believe it is in our stockholders’ best interests, we will seek to sell some or all of our position in the subsidiary or partner company. These sales may take the form of privately negotiated sales of stock or assets, mergers and acquisitions, public offerings of the subsidiary or partner company’s securities and, in the case of publicly traded partner companies, transactions in their securities in the open market. Our plans may include taking subsidiaries or partner companies public through rights offerings, mergers or spin-offs and directed share subscription programs. We will continue to consider these and functionally equivalent programs and the sale of certain subsidiary or partner company interests in secondary market transactions to maximize value for our stockholders.

Over the recent past, we have provided capital and relevant expertise to fuel the growth of businesses in Bitcoin mining, generative AI and metaverse platform development, crane services, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics and textiles. We have provided capital to subsidiaries as well as partner companies in which we have an equity interest or may be actively involved, influencing development through board representation and management support.

Our Principal Subsidiaries and their Businesses

The following is a brief summary of the businesses in which we own a controlling interest, or whose financial statements we consolidated in this prospectus:

Sentinum

Sentinum conducts data center operations and Bitcoin mining through ACS.

Overview

Sentinum’s revenue is currently generated primarily from mining Bitcoin for our own account. However, during 2024 we began the process of transitioning our primary operations from Bitcoin mining to developing our Michigan data center, which constitutes a 617,000 square foot energy-efficient facility located on a 34.5 acre site in southern Michigan (the “Michigan Facility”) to support the growing demand of enterprise, HPC and AI cloud providers with high-density workloads.

Through its wholly owned and operated data centers, Sentinum’s mission is to support internal computing requirements and to empower AI-focused businesses and other businesses requiring high-density power with reliable, scalable, and secure hosting solutions. We currently have data centers in Michigan and Montana. The Michigan Facility’s design and available power provides Sentinum the ability to create bespoke solutions enabling it to seize growth opportunities within the broader data center services market. The Michigan Facility’s design continues to evolve to address prospective customer requirements, including cooling techniques such as direct to chip heat exchange and backup power systems such as uninterruptible power supplies with batteries to store energy. Sentinum can provide a range of service options tailored to a customer’s needs, including HPC and AI. HPC and AI are synonymous with applications requiring immense computational power to process complex models and perform real-time inferences. These use cases are being adopted by a wide range of industries, such as healthcare, energy, automotive, robotics and other autonomous systems. We are exploring the potential of working directly with end user companies as well as companies with which we could collaborate to provide comprehensive solutions.

Sentinum’s attentiveness to disruptive technologies such as HPC, AI and blockchain combined with the foundational elements of data centers, power infrastructure, telecommunications and security enable it to support the internal operations for Bitcoin mining alongside non-mining solutions for third party customers. The economies of scale created by Bitcoin mining operations provide a competitive advantage to Sentinum as it seeks to add non-mining applications to its services portfolio. If successful in adding non-mining applications, it is highly likely that the Bitcoin mining operations will be gradually phased out. Sentinum continues to evaluate opportunities to add HPC and AI applications. Sentinum conducts preliminary engineering design sessions with prospects and provides site tours at its Michigan Facility for prospective customers that we believe represent qualified opportunities. Sentinum continually monitors critical equipment supply chains and lead times in support of preferred installation timelines requested by prospective customers. During April 2025, Sentinum completed the installation requirements for deployment of a 250 kilowatts HPC customer.

Sentinum currently mines Bitcoin using purpose-built computers (or “miners”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network, which is Bitcoin. Sentinum’s miners provide computing power to a Bitcoin mining pool operator, in which all the participants’ machines mine Bitcoin as a collective group, and Sentinum gets paid the expected value of both the block reward and transaction fees for doing so. The mining pool operator receives block rewards and transaction fees paid in Bitcoin by the blockchain when the mining pool finds new blocks. The reward and transaction fees are then shared by the pool participants based on their hash rate contributions to the pool, less a small amount of fees.

We have determined that Bitcoin, the only crypto asset that Sentinum mines, would likely not be considered a security under U.S. federal securities laws, in consultation with outside counsel. We base our analysis on relevant case law, applying the frameworks established by the U.S. Supreme Court and taking into consideration relevant guidance by the SEC and its staff. A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of Bitcoin, we may be subject to regulatory scrutiny, investigations, fines and penalties, which may adversely affect our business, operating results and financial condition. A determination that Bitcoin that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.

We do not, however, currently acquire crypto assets for investment purposes. As of December 31, 2024, we held approximately two Bitcoin valued at $183,000, based on cost less impairment as of such date. Our mining operations generated a net loss of $12.6 million and revenue of $31.5 million during the year ended December 31, 2024 compared to a net loss of $2.6 million and revenue of $33.1 million during the year ended December 31, 2023. As of December 31, 2024, the $183,000 carrying value of our Bitcoin represented less than 0.1% of our total assets of $219.7 million as of such date.

Sentinum Breakeven Analysis

Since commencement of Sentinum’s mining operations in 2021, we have received approximately 3,017 Bitcoin for providing computing power to a Bitcoin mining pool operator and from hosted mining operations, pursuant to the terms of a Master Services Agreement (“MSA”) with Core Scientific, Inc. (“Core Scientific”), through December 31, 2024. The MSA terminated on August 31, 2024. The Bitcoin received is available for sale in the ordinary course of business, and while we believe that holding Bitcoin represents an attractive option to increase our liquid assets, due to our continued operating losses we currently sell Bitcoin as it is mined to fund our operating expenses. We believe that our integrated model with close control over our power sources and owning our Bitcoin mining data center helps us to produce Bitcoin with attractive cost efficiency, since we are not burdened with additional costs that are typical in a third party hosting relationship such as per miner operational fees and revenue sharing. This helps us to produce Bitcoin, excluding depreciation of our miners which is a non-cash expense, at a cost that we believe is attractive versus the price of Bitcoin.

Our net cost of power was between approximately $42 to $62 per megawatt-hour in the second half of 2023 to the present. During the years ended December 31, 2024 and 2023, we had on average approximately 16,000 miners in operations. In aggregate, these miners generated approximately 677 and 1,607 Bitcoin during the years ended December 31, 2024 and 2023, respectively, for providing computing power to a Bitcoin mining pool operator and from hosted mining operations with Core Scientific. Alternatively, during the years ended December 31, 2024 and 2023, we generated an average of 1.85 and 4.40 Bitcoin per day, respectively, from our mining operations. Due to the termination of our hosting agreement with Core Scientific and the block reward halving that occurred during April 2024, the average Bitcoin mined from our operations has decreased to approximately 0.72 Bitcoin per day during the three months ended December 31, 2024. The following table reflects the actual costs that we incurred to mine one Bitcoin.

	Year Ended December 31,
	2024	2023
Depreciation	$21,354	$11,256
Utilities and other costs	29,377	11,426
Hosting fees	17,938	8,586
	$68,669	$31,268

Additionally, Sentinum’s daily general and operating costs, excluding an impairment charge of $10.5 million that was recognized and decreased the net carrying value of the Company’s crypto assets mining equipment to their estimated fair value, were approximately ($1,101) and $410, respectively, per Bitcoin mined during the years ended December 31, 2024 and 2023. Conversely, the price of Bitcoin ranged from approximately $17,000 to approximately $44,000 during 2023 and from approximately $38,000 to approximately $108,000 during 2024, and was approximately $104,000 as of May 13, 2025, according to Coin Market Cap.

On February 24, 2023, BNI Montana entered into an asset purchase agreement with TypeX, LLC to acquire two land lease agreements and two corresponding power purchase agreements in Montana. The lease and power agreements run for a period of 10 years, with a 10-year renewal option. Sentinum is building out and developing fully operational data centers dedicated to Bitcoin mining operations on the properties (the “Montana Facilities”). If we complete the initial phase of development of the Montana Facilities, which is currently on hold, then we would expect the Montana Facilities to provide up to a combined 20 megawatts (“MWs”) of power, enabling up to 6,500 S19j Pro Antminers to operate. Inclusive of costs previously incurred to acquire two land lease agreements and two corresponding power purchase agreements, the Montana Facilities would cost approximately $7 million. Further, given the favorable cost differential for power between Montana and Michigan, the increase in operating costs and depreciation from capitalized expenditures is expected to approximate the power cost savings. However, while completion of the development of the Montana Facilities would not be expected to have a negative impact on our operating results, we have currently placed this project on hold to focus on the development of our Michigan Facility to support HPC and AI applications. During 2025, we anticipate large expenditures in our Michigan Facility to facilitate the transition of the facility to support HPC and AI applications. Initially, these expenditures will likely increase Sentinum’s losses unless we are able to pass these costs on to our future customers. These uncertainties make it impossible to predict when, if ever, Sentinum will achieve profitable operations.

Thus, if the price of Bitcoin, level of difficulty to mine, the amount of the block reward or the amount of Bitcoin earned by miners for mining one block on the Bitcoin blockchain remain constant, then Sentinum will not be profitable in 2025. While we do not expect that Sentinum will achieve profitability during 2025, the expected cash generated from our Bitcoin mining operations is still expected to exceed that of our operating costs given the significance of depreciation charges, which is expected to account for nearly 20% of Sentinum’s total costs of operations during 2025.

During 2024, Sentinum reported a loss from operations of approximately $12.6 million inclusive of depreciation and amortization of approximately $14.8 million and an impairment charge on our miners of $10.5 million. During 2023, Sentinum reported a loss from operations of approximately $2.6 million inclusive of depreciation and amortization of approximately $18.3 million. As such, excluding capital expenditures, Sentinum generated approximately $12.7 million and $15.7 million in cash for the years ended December 31, 2024 and 2023, respectively. The cash generated from operations was used to pay for a portion of the costs we incurred.

Bitcoin and Bitcoin Mining Overview

Blockchain and Bitcoin Overview

Many forms of crypto assets, including Bitcoin, are a type of digital asset that function as a medium of exchange, a unit of account and/or a store of value (i.e. a new form of digital money). Crypto assets operate by means of blockchain technology, which generally uses open-source, peer-to-peer software to create a decentralized digital ledger that enables the secure use and transfer of crypto assets. We believe that Bitcoin and the associated blockchain technology has potential advantages over traditional payment systems, including: the tamper-resistant nature of blockchain networks; rapid-to-immediate settlement of transactions; lower fees; elimination of counterparty risk; protection from identify theft; broad accessibility; and a decentralized nature that enhances network security by reducing the likelihood of a “single point of failure.” However, since centralized exchanges, which operate intermediate processes for executing trades, storing coins and initiating transactions, account for the majority of Bitcoin trading volume there remains the risk that a malicious actor may be able to alter blockchains on which transactions of crypto asset reside and rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. Additionally, cybersecurity risks from unauthorized third parties employing illicit operations such as hacking, phishing and social engineering, could introduce a level of counterparty risk, in other words a risk that a party is unable to fulfill its contractual obligations. Recently, crypto assets, and Bitcoin in particular, have gained widespread mainstream attention and have begun to experience greater adoption by both retail and institutional holders and the broader financial markets. For example, Bitcoin’s aggregate market value had appreciated to $1.64 trillion in March 2025 compared to $828 billion in December 2023. All figures are derived from Coin Market Cap. As Bitcoin, and blockchain technologies more generally, have entered the mainstream, prices of Bitcoin have reached all-time highs, albeit with periodic price decreases, and the broader ecosystem has continued to develop. While we expect the value of Bitcoin to remain volatile, we believe this increase in its aggregate market value signals institutionalization of Bitcoin and wider adoption of crypto asset. For example, in January 2024, the SEC approved the listing and trading of Bitcoin exchange-traded funds, of which, as of May 14, 2025, approximately 36 are trading with over $127 billion of Bitcoin assets held (https://etfdb.com/themes/bitcoin-etfs/#complete-list&sort_name=assets_under_management&sort_order=desc&page=1).

Bitcoin is a decentralized asset that enables near instantaneous transfers. Transactions occur via an open-source, cryptographic protocol platform which uses peer-to-peer technology to operate with no central authority. The online network hosts the public transaction ledger, known as the blockchain, and each crypto asset is associated with a source code that comprises the basis for the cryptographic and algorithmic protocols governing the blockchain. In a crypto asset network, every peer has its own copy of the blockchain, which contains records of every historical transaction — effectively containing records of all account balances. Each account is identified solely by its unique public key (making it effectively anonymous) and is secured with its associated private key (kept secret, like a password). The combination of private and public cryptographic keys constitutes a secure digital identity in the form of a digital signature, providing strong control of ownership.

No single entity owns or operates the network. The infrastructure is collectively maintained by a decentralized public user base. As the network is decentralized, it does not rely on either governmental authorities or financial institutions to create, transmit or determine the value of the currency units. Rather, the value is determined by market factors, supply and demand for the units, the prices being set in transfers by mutual agreement or barter among transacting parties, as well as the number of merchants that may accept the crypto asset. Since transfers do not require involvement of intermediaries or third parties, there are only nominal transaction costs in direct peer-to-peer transactions. For example:

•	In terms of conventional peer-to-peer transactions, there either are no fees or they are de minimis (Source: https://www.kraken.com/en-us);

•	For purposes of traditional networks, there are nominal fees associated with any transaction (Source: https://bitinfocharts.com/bitcoin); and

•	As of May 14, 2025, the 90-day simple average Bitcoin network transaction fee is $2.19 per transaction, which is still low compared to conventional transaction fees charged by banks and other more traditional financial institutions (https://bitinfocharts.com/bitcoin).

The network fee is separate and distinct from the pool fee we pay Luxor Technology (“Luxor”) for its services in acting as a pool operator, discussed below. The network fee is applicable to anyone who transacts on the blockchain.

Given that block space is limited, mining fees can and often do fluctuate significantly from transaction to transaction as a result of “congestion.” However, this congestion does not negate any of the statements made immediately above.

Units of Bitcoin can be converted to fiat currencies, such as the U.S. dollar, at rates determined on various exchanges, such as Binance, Coinbase, Bybit, Kraken, Gemini and others. Bitcoin prices are quoted on various exchanges and fluctuate with extreme volatility.

We believe that Bitcoin, the only crypto asset we provide computing power to a mining pool operator for mining purposes, offers many advantages over traditional, fiat currencies, though many of these factors also present potential disadvantages and may introduce additional risks, including:

•	Acting as a fraud deterrent, as crypto assets are digital and cannot be counterfeited or reversed arbitrarily by a sender;

•	Immediate settlement;

•	Elimination of counterparty risk;

•	No trusted intermediary required;

•	Lower fees;

•	Identity theft prevention;

•	Widespread accessibility;

•	Transactions are verified and protected through a confirmation process, which prevents the problem of double spending;

•	Decentralized — no central authority (government or financial institution); and

•	Not recognized universally and not bound by government imposed or market exchange rates.

However, crypto assets may not provide all of the benefits they purport to offer.

Limitations on Bitcoin Mining

In addition to competition, there are two principal factors that may affect Bitcoin mining companies: (i) limitations on the supply of Bitcoin; and (ii) the market price of Bitcoin.

The blockchain’s method for creating new Bitcoins is mathematically determined in a manner such that the supply of Bitcoins grows at a limited rate pursuant to a pre-set schedule. Specifically, the number of Bitcoins awarded for solving a new block is automatically halved for every 210,000 blocks that are solved. The current fixed reward for solving a new block is 3.125 Bitcoins per block, which was reduced from 6.25 Bitcoins in April 2024 and will be reduced further to 1.5625 Bitcoins per block in approximately March 2028. This deliberately controlled rate of Bitcoin creation means that the number of Bitcoins in existence will never exceed 21 million and that Bitcoin cannot be devalued through excessive production unless the Bitcoin network’s source code and the underlying protocol for Bitcoin issuance is altered. This also means, however, that our revenue prospects will decline unless the price of a Bitcoin increases commensurately or we acquire more miners, which we do not intend to do.

We only participate in mining pools that mine Bitcoin. Our ability to generate revenue from these mining operations will be dependent on the price of Bitcoin. The price of Bitcoin has experienced substantial volatility, including fluctuation patterns which may reflect “bubble” type volatility, meaning that high or low prices at a given time may not be indicative of the current or future value of Bitcoin. The price of a Bitcoin may be subject to rapidly changing investor and market sentiment, and may be influenced by factors such as technology, regulatory developments and media coverage. Further, Bitcoin’s value may be based on various factors, including their acceptance as a means of exchange or purchasing power by consumers and vendors, volume, liquidity and transferability and market demand. Bitcoin’s current price reflects, in part, the belief by some that Bitcoin could become a widely accepted form of currency; however, if this prediction turns out to be incorrect its price could decrease dramatically, as would our prospects for future revenue and profits. See “Risk Factors – Risks Related to Our Bitcoin Operations” for more information on the risks we face due to our mining of Bitcoin and its speculative and volatile nature.

Our Strategy

Own and Operate Our Mining Facilities

We have in the past invested heavily in purchasing, building and operating our mining facilities, though we have no intention of acquiring more miners. By owning and operating our miners at facilities that offer competitive advantages, including access to reliable, low-cost, renewable power, we expect to have greater control over the timing of the deployment of our miners. We also may enhance our ability to intelligently and quickly adapt our operating model and reap savings compared to paying for outsourced operations and infrastructure.

Reliable, Low-Cost, Renewable Power

Power represents our highest variable direct cost for our mining operations, with electrical power required to operate the miners. We believe the combination of increased mining difficulty, driven by greater hash rates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in Bitcoin mining over the long term. As a result, we are focused on deploying our miners at locations with access to reliable, renewable power sources, as successfully doing so should enable us to reduce our power costs.

Miners require considerable amounts of electrical energy to perform their functions and mine Bitcoin; consequently, a critical aspect of operating in the crypto asset mining industry is obtaining a reliable supply of electricity at a relatively low and stable cost. To this end, in January 2021, ACS purchased the Michigan Facility. Since the purchase of the Michigan Facility, we have invested in infrastructure improvements and began both ramping up the power capacity and installing miners. To date, we have increased the power load from 1.5 MWs to approximately 30 MWs. ACS recently announced that it has reached an agreement in principle with the local utility expected to energize the Michigan Facility, enabling ACS to increase its power capacity from approximately 30 MWs to 300 MWs. The completion of the power upgrade is anticipated to take 44 months from execution of a formal letter of authorization between ACS and the utility, which is currently being negotiated. In addition, ACS has reached an agreement in principle with the local natural gas utility to provide the capability to energize the Michigan Facility with an additional 40 MWs. The project is expected to be completed within 18 months of the execution of definitive agreements. Combined, this would enable ACS to increase its power capacity from approximately 30 MW to approximately 340 MW. Currently, we have approximately 4,900 S19j Pro Antminers and approximately 4,600 S19 XP Antminers in operation at our Michigan Facility but it is our intention to dedicate all the power capacity at the Michigan Facility to our AI hyperscale data center operations. If successful, we expect to sell any idle miners in the secondary market, which could be between 12,500 and 16,500 miners.

We have also invested in a data center through BNI Montana. We have completed the build-out at one of the two sites at the Montana Facilities, which provides up to 10 MWs of power. If we complete the build-out of the second site, which is currently on hold pending the transition of our Michigan Facility to support HPC and AI applications, the Montana Facilities will provide up to a combined 20 MWs of power and allow us to operate approximately 6,500 miners. We believe that the capacity of the Montana Facilities can be significantly expanded, and we have begun an electrical load study in collaboration with the local utility to explore potential power upgrades. However, given the current price of Bitcoin and the level of difficulty to mine, at this time we have no plans to expand the capacity at the Montana Facilities, which has the capacity to operate approximately 2,600 S19j Pro Antminers. At this time, we have ceased mining at the Montana Facilities and will not resume mining there until the price of Bitcoin and the level of difficulty to mine improves such that our existing miners can operate profitably.

We continue to evaluate other sites, locations, and partnerships for additional and alternative support of future mining operations. While we have not at present entered into any other agreements, we continue to explore and evaluate additional facilities that would enable us to expand our mining operations as needed.

Our Bitcoin Mining Operations

Currently, we have approximately 4,900 S19j Pro Antminers and approximately 4,600 S19 XP Antminers in operation at our Michigan Facility and no Antminers in operation at our Montana facility. Additionally, approximately 9,700 S19j Pro Antminers are not in operation, primarily because of the termination of our hosting agreement with Core Scientific on August 31, 2024. Antminers in operation have an aggregate mining production capacity of approximately 1.13 exahashes per second.

Our strategy includes identifying clean power for our Bitcoin mining operations. Management has considered the issues surrounding the environmental impact of our Bitcoin mining operations and concluded that the environmental impact of our mining operations is not material. The basis for this conclusion was that Indiana Michigan Power, the regulated utility that provides power to our Michigan Facility, reported that in 2023 it generated more than 87% of its energy from emission-free sources, including solar, wind, hydro and nuclear. The power source for our Montana Facilities, Basin Electric Power Cooperative, reported that approximately 28% of its power was from emission-free sources, primarily wind and hydro. Since we are only mining Bitcoin at our Michigan Facility, approximately 87% of our mining operations are being generated from emission-free sources. If we resume operations at our Montana Facilities, more than 75% of power used in our mining operations would be generated from emission-free sources. In addition to our continued expansion investments at the Michigan Facility, we also seek out new locations to support our bitcoin mining business. We consider sites with a variety of offerings, including purchasing the site (as we have done in Michigan), but also leasing buildings and facilities (as we have done with the Montana Facilities), hosting relationships and strategic partnerships. At this time, we have not entered into any new mining agreements at locations other than the Michigan Facility and the Montana Facilities. We mine Bitcoin only.

Coins that are mined are held in a custodial account. We securely store our Bitcoin at Gemini Trust Company, LLC (“Gemini”), a regulated, audited and insured crypto asset custodian. Gemini is a fiduciary and qualified custodian under the New York Banking Law and is licensed by the New York State Department of Financial Services. Additionally, Gemini holds numerous money transmitter licenses or the statutory equivalent and has obtained System and Organization Controls (“SOC”) 1 Type 2 and SOC 2 Type 2 certifications from its independent third-party auditor, Deloitte and Touche LLP. A SOC 1 report evaluates controls that are applicable to internal control over financial reporting whereas a SOC 2 report evaluates a security framework that authenticates an organization’s ability to securely handle customer data. Further, Gemini has insurance coverage against the theft of crypto assets that results from a direct security breach or hack of Gemini’s systems, or theft by a Gemini employee.

The custody arrangements require that we mine to a custodial wallet address where the private key is held by the custodian and all keys for the wallet are held in cold storage. This provides a layer of protection in both the transaction and liquidation phases of the operations by using multi-factor and multi-person approval processes, to include know your customer and anti-money laundering (“AML”) procedures of the receiving party. We will either hold the Bitcoin or may choose to convert those assets into fiat currency depending on financial needs and plans. When we opt to convert the Bitcoins we sell or exchange our Bitcoin through Gemini, the custodian of our digital wallet. When we elect to make a sale or exchange our Senior Vice President - Finance submits a request to Gemini’s execution department to exchange Bitcoin for U.S. dollars. Gemini sends an approval email to both our CEO and CFO to approve. Once approved by either our CEO or CFO, Gemini executes the sale/exchange on its trading platform at current market prices, less commissions, and deposits the U.S. dollars into our bank account.

Beyond the foregoing, our custody agreement with Gemini provides that:

•	Gemini provides a unique custody account in which all our blockchain assets are held, which are segregated from all others’ assets and are verifiable through the blockchain; and

•	Gemini charges us fees in Bitcoin, which is deducted from our digital assets on the last business day of every month.

Currently, we are converting Bitcoin received from our mining activities into fiat currency on a nearly daily basis to pay operating costs and purchase commitments for expansion activities at our facilities. We do not hold any Bitcoin for investment.

Ault Lending

Ault Lending provides commercial loans to companies throughout the U.S. to provide them with operating capital to finance the growth of their businesses. The loans range in duration from six months to three years. Ault Lending’s loans are made or arranged pursuant to a California Financing Law license (Lic.no. 60 DBO77905).

Ault Lending acquires controlling or non-controlling interests in and actively manages businesses that we generally believe (i) are undervalued and have disruptive technologies with a global impact, (ii) operate in industries with long-term macroeconomic growth opportunities, (iii) have the potential for positive and stable cash flows, (iv) face minimal threats of technological or competitive obsolescence, and (v) have strong management teams largely in place. We offer investors a unique opportunity to own a diverse group of leading middle-market businesses in the niche-industrial and branded-consumer sectors.

Ault Lending uses a traditional methodology for valuing securities that primarily looks for deeply depressed prices. Upon making an investment, we often become actively involved in the companies we seek to acquire, whether in its entirety or merely a controlling or non-controlling interest. That activity may involve a broad range of approaches, from influencing the management of a target to take steps to improve stockholder value, to acquiring a controlling or non-controlling interest or outright ownership of the target company in order to implement changes that we believe are required to improve its business, and then operating and expanding that business.

Ault Lending believes that private company operators and corporate parents looking to sell their business units may consider us an attractive purchaser because of our ability to:

•	provide ongoing strategic and financial support for their businesses, including professionalization of our subsidiaries at scale;

•	maintain a long-term outlook as to the ownership of those businesses;

•	sustainably invest in growth capital and/or add-on acquisitions where appropriate; and

•	consummate transactions efficiently without being dependent on third-party transaction financing.

In particular, we believe that our outlook on length of ownership and active management on our part may alleviate the concern that many private company operators and parent companies may have with regard to their businesses going through multiple sale processes in a short period of time. We believe this outlook enhances our ability to develop a comprehensive strategy to increase the earnings and cash flows of each of our businesses.

Finally, it has been our experience that our ability to acquire businesses without the cumbersome delays and conditions typical of third-party transactional financing is appealing to sellers of businesses who are interested in confidentiality, speed and certainty to close.

We believe our management team’s strong relationships with industry executives, accountants, attorneys, business brokers, commercial and investment bankers, and other potential sources of acquisition opportunities offer us substantial opportunities to assess small businesses available for acquisition. In addition, the flexibility, creativity, experience and expertise of our management team in structuring transactions allows us to consider non-traditional and complex transactions tailored to fit a specific acquisition target.

In terms of the businesses in which we have a controlling interest as of December 31, 2024, we believe that these businesses have stable management teams, operate in strong markets with defensible market niches, and maintain long-standing customer relationships.

Ault Lending provides funding to businesses through loans and investments. Ault Lending offers a variety of loan types including commercial loans, convertible notes and revolving lines of credit. Ault Lending is engaged in providing commercial loans to companies throughout the United States to provide them with operating capital to finance the growth of their businesses. The loans are primarily short-term, ranging from six to 12 months, but may be of longer duration. These terms are subject to change as market needs dictate, and Ault Lending anticipates offering additional products in the future.

Ault Lending uses its considerable financial experience, data analytics, and a credit scoring model to assess the creditworthiness of each small business borrower applicant. If the business meets Ault Lending’s criteria, Ault Lending sets the initial interest rate according to its credit and financial models. The final interest rate offered to the borrower will be determined by Ault Lending’s interpretation of the marketplace. In order to borrow from Ault Lending, borrowers must display characteristics indicative of durable business and financial situations. These include factors such as revenue, time in business, number of employees, and financial and credit variables. In order to qualify, business borrower applicants must be approved through Ault Lending’s underwriting process, which analyzes credit and financial data of both the business and the business owner. Ault Lending takes into account several business factors (including revenue, age of business, cash flows, and other variables). The underwriting process determines the loan amount to approve, how loans will be priced, and whether to include a blanket lien, as well as additional factors (including length of loan, estimated default rates by type and grade, and general economic environment).

Our Executive Committee, which is comprised of our Executive Chairman, Chief Executive Officer and President, acts as the underwriting committee for Ault Lending and must approve all lending transactions. The Executive Committee has decades of experience in financial, investing and securities transactions. Under its business model, Ault Lending generates revenue through origination fees charged to borrowers and interest generated from each loan. Ault Lending may also generate income from appreciation of investments in marketable securities as well as any shares of common stock underlying convertible notes or warrants issued to Ault Lending in any particular financing.

As noted above, we will from time to time, through Ault Lending, engage in discussions with other companies interested in our subsidiaries or partner companies, either in response to inquiries or as part of a process we initiate. To the extent we believe that a subsidiary partner company’s further growth and development can best be supported by a different ownership structure or if we otherwise believe it is in our stockholders’ best interests, we will seek to sell some or all of our position in the subsidiary or partner company. These sales may take the form of privately negotiated sales of stock or assets, mergers and acquisitions, public offerings of the subsidiary or partner company’s securities and, in the case of publicly traded partner companies, transactions in their securities in the open market. Our plans may include taking subsidiaries or partner companies public through rights offerings, mergers or spin-offs and directed share subscription programs. We will continue to consider these and functionally equivalent programs and the sale of certain subsidiary or partner company interests in secondary market transactions to maximize value for our stockholders.

During 2025, we anticipate providing significant new funding to expand Ault Lending’s loan and investment portfolio. Ault Lending loans are made or arranged pursuant to a California Financing Law license (Lic.no. 60 DBO77905).

RiskOn International, Inc.

Overview

RiskOn’s operations are primarily those of BNC, which is engaged in the development and operation of an online gaming platform (the “Platform”). The Platform offers engaging and dynamic online gaming experiences by integrating various elements such as gaming, social activities, sweepstakes, online gaming and more. ROI aims to provide innovative ways for people in the United States to interact online. The Platform is located at BitNile.com and is accessible via any device using any web browser, without requiring permissions, downloads, or apps.

BNC’s games operate on a free-to-play model, whereby game players may collect coins free of charge through the passage of time, free top-up feature, and, if a game player wishes to obtain coins above and beyond the level of free coins available to that player, the player may purchase additional coin packages (“Freemium” gaming model). However, no purchase is necessary to participate in any sweepstakes, and sweepstakes entries themselves cannot be purchased. Once obtained, the coins (either free or purchased) cannot be redeemed for cash or exchanged for anything outside of the Platform. When coins are used in the games, the game player could “win” and be awarded additional coins, or could “lose” and lose the future use of those coins.

BNC’s current and planned products and experiences are:

•	Gaming. The Platform provides an extensive selection of gaming options, including participation in games, sweepstakes and social gaming experiences, such as Blackjack and roulette.

•	Sweepstakes gaming. The Platform features a dedicated gaming zone for users to engage in sweepstakes gaming, offering opportunities to win real money and prizes.

•	Socialization and connectivity. The Platform’s ongoing mission will be to foster global connections by enabling users to interact with individuals, forming new friendships, collaborating on projects or engaging in conversations within various social hubs.

Business Strategy

The online sweepstakes gaming industry in the United States is experiencing rapid growth and expansion, driven by advancements in technology and increased interest in free-to-play and social gaming. BNC’s business strategy revolves around creating a seamless, all-encompassing platform that caters to various user needs and interests, particularly in sweepstakes and social gaming experiences.

The strategic pillars for the growth of the Platform include (i) leveraging cutting-edge technology to offer a user-friendly, browser-based platform compatible with modern devices for an enhanced experience, (ii) providing a diverse range of sweepstakes and gaming products that cater to users with different interests and preferences, (iii) fostering connections and a sense of community among users, encouraging socialization and (iv) focusing on continuous innovation and regulatory compliance to stay ahead of industry trends and customer expectations.

Competition

BNC faces competition from both established online gaming platforms and new entrants in the market. It competes with recognized sweepstakes operators—such as Chumba Casino, Stake.us, and Luckyland—that continually introduce new offerings in this evolving space. BNC also contends with gaming-focused platforms like Fortnite and Roblox, as well as other social or casual games that vie for user attention. In addition, traditional brick-and-mortar casinos are increasingly expanding their reach by introducing online components or apps, which further intensifies the competitive landscape.

Regulatory Environment: Present and Future Challenges

As the online gaming industry continues to grow and evolve, regulatory challenges and considerations are becoming increasingly important. The nature of the Platform, which often combines elements of gaming, social networking, and digital economies, presents a complex landscape for regulators to navigate.

To navigate the complex and evolving regulatory landscape, BNC will prioritize compliance with relevant laws and regulations in all jurisdictions where it operates. This includes data privacy and protection regulations, gaming and sweepstakes regulations, and intellectual property rights. By maintaining a strong focus on regulatory compliance, BNC aims to minimize potential legal risks and build trust with users and partners.

Present Regulatory Challenges

The online gaming industry is currently grappling with several regulatory challenges. First, data privacy and security concerns loom large, as users share personal information and engage in transactions within the Platform. Regulators require that platforms comply with existing data protection regulations, such as the General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act (“CCPA”).

Second, sweepstakes-specific compliance poses unique hurdles because sweepstakes must be free to enter and cannot require a purchase for participation. Accordingly, businesses must structure their sweepstakes to ensure adherence to state and federal laws, such as providing an alternative means of entry and clear disclosures.

Third, intellectual property rights become complicated when a platform relies on user-generated content and virtual goods or items. Copyright, trademark, and patent laws can be difficult to enforce in virtual environments, raising questions about how best to protect and manage these rights.

Fourth, taxation and financial regulations come into play as virtual economies flourish, particularly with the rise of cryptocurrencies and non-fungible tokens. Regulators must determine how to classify and tax digital assets and transactions, while also ensuring compliance with anti-money laundering and know-your-customer requirements.

Lastly, content moderation and liability remain pressing issues. Platforms must moderate content and user behavior while navigating potential liability for user-generated content. This includes addressing possible violations of laws related to hate speech, harassment, and misinformation, all of which carry significant legal and reputational risks.

Future Regulatory Challenges

As sweepstakes gaming continues to develop and expand, several additional regulatory questions are likely to emerge. Payment processing and banking compliance may draw heightened scrutiny as operators look for efficient ways to deliver prizes or credits, requiring compliance with anti-money laundering and know-your-customer regulations in a sweepstakes context. Evolving state sweepstakes laws add further complexity, as each state imposes unique statutes and regulations regarding contests, forcing operators to stay informed on registration or bonding requirements. Emerging digital prize formats, such as virtual items or tokens, may require additional clarity from state and federal regulators to determine their proper classification. Finally, accessibility and inclusivity concerns will likely increase, with regulators paying more attention to ensuring that sweepstakes remain inclusive and transparent for all eligible participants.

askROI

Overview

askROI is an AI-powered software-as-a-service platform designed to help businesses leverage their data for competitive advantage. At the core of askROI’s technology is a state-of-the-art large language model (“LLM”), which is exclusively licensed from a third-party provider for use in North America. The askROI platform is located at askroi.com and askROI dedicated applications are available for download on both the Apple and Google app marketplaces.

By seamlessly integrating with a company’s existing tools and data sources, askROI seeks to deliver actionable insights, intelligent analysis, and data-driven decision support. The platform’s LLM-powered technology allows it to interpret complex queries, identify relevant information, and provide highly contextualized responses, all while continuously learning and adapting to each organization’s unique language and terminology.

Our vision is that askROI can transform how businesses operate in the digital age. With our exclusive access to cutting-edge LLM technology and our commitment to delivering tangible business value, askROI seeks to set a new standard for AI-powered insights and decision support in the North American market.

askROI’s current and planned product functionality are:

•	Seamless integration: askROI connects with a wide range of business tools, including customer relationship management, cloud storage systems (e.g., OneDrive, Google Drive), and communication platforms (e.g., Slack, Teams). Ongoing expansion of integration partnerships will further streamline data access and analysis;

•	Contextualized understanding: By referencing secure, company-specific workspaces and knowledge bases rather than training the underlying LLM, askROI can deliver tailored insights aligned with each organization’s unique terminology, product names, and project codes. Ongoing refinements to the platform’s natural language processing capabilities will enable even more nuanced, context-aware analysis;

•	Actionable insights: askROI analyzes data to generate custom reports, draft data-rich presentations, and create visualizations like charts and graphs. Introduction of industry-specific templates for reports, data visualizations, and analytics dashboards will provide additional value for users in targeted sectors;

•	Transparency and security: askROI cites specific data sources for its answers and provides direct document links for reference. Robust data security measures, including access controls, encryption, and audit trails, seek to ensure the protection of sensitive information. Future updates will focus on achieving compliance with key regulations such as GDPR, SOC 2, and payment card industry data security standards;

•	Ethical AI: Implementation of strict guidelines and oversight mechanisms to ensure responsible development and use of askROI’s AI models, mitigating risks of bias, discrimination, or misuse; and

•	Partner ecosystem: Development of a robust network of consultancies, system integrators, and industry-specific solution providers to accelerate adoption and create tailored solutions for diverse business needs.

By continually enhancing and expanding its capabilities, askROI aims to position its platform as an indispensable tool for businesses seeking to leverage their data for competitive advantage and operational excellence.

Business Strategy

askROI is currently in early development, focusing on support and commercial applications. However, the platform’s flexible architecture and powerful AI capabilities, underpinned by its exclusive licensing agreement for the LLM technology in North America, position it for broad applicability across industries. The go-to-market strategy involves continued refinement of the core product based on beta user feedback, followed by a staged rollout to additional sectors.

Key strategic initiatives include:

•	Continued refinement of the core product based on beta user feedback, followed by a staged rollout to additional sectors;

•	Leveraging its exclusive LLM licensing agreement to differentiate askROI in the North American market, attracting customers seeking advanced AI solutions;

•	Using askROI as a dedicated application in both the Apple and Google app marketplaces, enabling mobile-first experiences and expanding accessibility to on-the-go users;

•	Expanding integration partnerships to ensure askROI can seamlessly fit into diverse tech stacks, minimizing adoption barriers;

•	Focusing marketing efforts on real-world use cases and demonstrable return on investment, showcasing how askROI can drive tangible business outcomes;

•	Building a strong partner ecosystem, including consultants, system integrators, and industry-specific solution providers, to accelerate adoption; and

•	Investing in research and development to maintain a competitive edge in natural language processing, machine learning, and data analytics.

By adopting these strategic initiatives and building on what we believe to be its unique LLM licensing advantages, askROI aims to position itself as a leading AI-powered insights engine, setting the standard for data-driven decision-making and operational excellence.

Competition

We believe that askROI’s unique positioning as an AI-powered insights engine operating exclusively on a company’s own data, differentiates it from both generic AI tools and other enterprise search and analytics platforms.

Key differentiators include:

•	Exclusive access to advanced LLM: we believe that askROI’s licensing agreement provides a significant competitive advantage, enabling the platform to leverage advanced natural language processing capabilities;

•	Seamless integration with existing business tools: By minimizing disruption to established workflows and enabling rapid adoption, askROI will reduce barriers to entry and increases its appeal to potential customers;

•	Ability to provide company-specific context: Through secure, dedicated workspaces and knowledge bases, askROI accepts and indexes an organization’s proprietary documents without using them to train the underlying LLM. Instead, the platform queries these internal data sets on demand to generate relevant, context-rich answers specific to each organization’s terminology and needs. By keeping this data separate from the LLM’s base model training, askROI maintains data confidentiality while still delivering more accurate and actionable insights than generic AI solutions;

•	Focus on delivering actionable insights: askROI goes beyond simple data aggregation, empowering users to make informed decisions and drive tangible business outcomes; and

•	Commitment to data security and privacy: By ensuring that sensitive information remains protected and compliant with evolving regulations, askROI addresses a key concern for businesses considering AI-driven solutions.

We believe that as the market for AI-driven business tools continues to expand, askROI is well-positioned to capture market share through its advanced capabilities, ease of use and strong commitment to customer success. askROI’s LLM licensing arrangement provides an important differentiator, but the rapid pace of AI innovation requires it to continually invest in research and development to maintain a competitive edge.

However, askROI also recognizes the potential for competition from established enterprise software providers and emerging startups focused on AI-powered analytics and decision support. To mitigate these competitive risks, askROI will focus on building a strong brand identity, cultivating a loyal customer base, and leveraging its partner ecosystem to create advantages focused on its core offerings.

Ultimately, askROI’s success will depend on its ability to consistently deliver value to customers, stay at the forefront of technological innovation, and adapt to the evolving needs of the market. By remaining agile, customer-centric, and committed to its vision of empowering businesses through AI-driven insights, askROI is confident in its ability to thrive in the face of competition and position itself as a leader in the market.

Corporate Information

We are a Delaware corporation, initially formed in California in 1969 and reincorporated in Delaware in 2017. We are located at 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. Our phone number is (949) 444-5464 and our website address is https://www.hyperscaledata.com/. We make our periodic and current reports that are filed with the SEC available, free of charge, on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this prospectus.

THE OFFERING

Issuer	Hyperscale Data, Inc.

Shares of our Common Stock offered by the Selling Stockholder	Up to 125,000,000 shares of Common Stock (the “Preferred Conversion Shares” to be issued upon the conversion of up to 50,000 shares of our Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”).

Shares of our Common Stock outstanding as of May 14, 2025	2,227,566 shares of Common Stock

Shares of our Common Stock outstanding after giving effect to the issuance of the Conversion Shares registered hereunder (1)	127,227,566 shares of Common Stock

Use of proceeds	We will not receive any proceeds from the resale of our shares of Series B Preferred Stock included in this prospectus by the Selling Stockholder. However, we may receive up to $50 million in aggregate gross proceeds under the Purchase Agreement from sales of our shares of Series B Preferred Stock to the Selling Stockholder pursuant to the Purchase Agreement. The precise amount and timing of the application of such proceeds will depend upon our liquidity needs and the availability and cost of other capital over which we have little or no control. As of the date hereof, we cannot specify with certainty the particular uses for the net proceeds. For more information see the section herein titled “Use of Proceeds.”

Risk Factors	See the section herein titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our securities.

Plan of Distribution	The Selling Stockholder may sell all or a portion of the shares of Common Stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. Registration of the Common Stock covered by this prospectus does not mean, however, that such shares necessarily will be offered or sold. See “Plan of Distribution.”

NYSE American Common Stock Symbol	GPUS

(1)	The number of shares of Common Stock that will be outstanding after this offering set forth above is based on 2,227,566 shares of Common Stock outstanding as of May 14, 2025, and excludes the following:

•	8,764,111 shares of Common Stock issuable upon the conversion of outstanding convertible debt instruments at exercise prices of between $1.69 per share and $43.75 per share, or, alternatively, at a weighted average conversion price of $2.22 per share;

•	639,105 shares of Common Stock issuable upon the exercise of outstanding warrants at exercise prices of between $5.92 per share and $656,250 per share, or, alternatively, a weighted average exercise price of $122.89 per share; and

•	171,428 shares of Common Stock reserved for issuance under our 2024 Stock Incentive Plan

Unless otherwise specifically stated, all information in this prospectus assumes no exercise or conversion of the outstanding convertible debt instruments, warrants or stock options described above.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors, as well as those set forth in our most recent Annual Report on Form 10-K filed with the SEC and subsequent Quarterly Reports on Form 10-Q which are incorporated by reference into this prospectus, as well as the other information set forth in this prospectus and the documents incorporated by reference herein, before deciding whether to invest in our securities. Additional risks and uncertainties that we are unaware of may become important factors that affect us. If any of these risks actually occurs, our business, financial condition and operating results may suffer, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Offering

It is not possible to predict the actual number of shares of Series B Preferred Stock we will sell under the Purchase Agreement to the Selling Stockholder.

On the Execution Date, we entered into the Purchase Agreement with the Selling Stockholder. The Purchase Agreement provides that, upon the terms and subject to the conditions and limitations set forth therein, the Selling Stockholder shall purchase up to an aggregate of $50 million of shares of our Series B Preferred Stock (the “Preferred Shares”) over the 48-month term of the Purchase Agreement. Under the Purchase Agreement, after the satisfaction of certain commencement conditions, including, without limitation, (i) the effectiveness of a registration statement, and (ii) that the Selling Stockholder shall have converted out of all the Note Conversion Shares, we will have the right to direct the Selling Stockholder to purchase (i) two million dollars ($2,000,000) at the initial tranche closing (the “Initial Tranche Closing”) and (ii) up to one million dollars ($1,000,000) on a monthly basis thereafter (each, a “Subsequent Tranche Closing”) in any amount up to fifty million dollars ($50,000,000) of our Series B Preferred Stock (the “Maximum Investment”), provided, however, that the Selling Stockholder shall have the ability, in its sole discretion, to purchase any number of Preferred Shares in advance of the foregoing dates. However, there can be no assurance that the Selling Stockholder will fulfill its obligations under the Purchase Agreement. Further, the Purchase Agreement will automatically terminate if the Initial Tranche Closing has not occurred prior to June 30, 2025, unless extended by the mutual consent of the parties in writing.

Our inability to access a portion or the full amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.

The Selling Stockholder’s conversion of the Series B Preferred Stock to Common Stock will cause dilution to our existing stockholders of Common Stock, and the sale of the shares of our Series B Preferred Stock acquired by the Selling Stockholder, or the perception that such sales may occur, could cause the price of our Common Stock to fall.

The market price for the shares of Common Stock that the Selling Stockholder may receive upon conversion of the Series B Preferred Stock will fluctuate based on a number of factors beyond our control. Depending on market liquidity and the price of the Common Stock at the time, the trading price of our Common Stock may fall.

If and when we do sell shares to the Selling Stockholder, after the Selling Stockholder has acquired the shares, the Selling Stockholder may convert all, some, or none of such shares into Common Stock and sell all, some, or none of those shares at any time or from time to time in its discretion; we expect the Selling Stockholder to sell any Preferred Conversion Shares promptly. Therefore, sales to the Selling Stockholder by us could result in substantial dilution to the interests of holders of our Common Stock. Additionally, the sale of a substantial number of shares of our Series B Preferred Stock to the Selling Stockholder, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

The Selling Stockholder will be able to convert its Series B Preferred Stock at a conversion price lower than the then current market price of the Common Stock, which could cause the price of our Common Stock to decline.

Each share of Series B Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Common Stock (the “Preferred Conversion Shares”) at a conversion price equal to the greater of (i) $0.40 per share (the “Floor Price”), which Floor Price shall not be adjusted for stock dividends, stock splits, stock combinations and other similar transactions and (ii) 75% of the Corporation’s lowest VWAP on any Trading Day during the five Trading Days immediately prior to the date of conversion into shares of Common Stock, but not greater than $10.00 per share (the “Maximum Price”), which Maximum Price shall be adjusted for stock dividends, stock splits, stock combinations and other similar transactions. As a result of the Preferred Conversion Price, the Selling Stockholder may convert the Preferred Shares into Preferred Conversion Shares immediately after receipt of the Preferred Shares, which could cause the price of our Common Stock to decrease.

Our management team may have broad discretion over the use of the net proceeds from our sale of shares of Series B Preferred Stock to the Selling Stockholder, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Any proceeds from the sale of our shares of Series B Preferred Stock to the Selling Stockholder may be used in any manner we choose, including for working capital purposes, though our present intention is primarily to allocate the funds to development to our Michigan data center and repayment of debt as incurred. Our management team would then have broad discretion as to the use of the net proceeds from the sale of our shares of Series B Preferred Stock to the Selling Stockholder, if any, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

Risks Related to Ownership of Our Common Stock and Future Offerings

If we do not continue to satisfy the NYSE American continued listing requirements, our Common Stock could be delisted from NYSE American.

The listing of our Common Stock on the NYSE American, or the Exchange, is contingent on our compliance with the NYSE American’s conditions for continued listing. Other than as set forth in the following two paragraphs, we are presently in compliance with all such conditions, it is possible that we will fail to meet one or more of these conditions in the future.

On December 18, 2024, we were notified by the NYSE American that due to our disclosure in our Form 10-Q filed for the fiscal period ended September 30, 2024, which reported stockholders’ equity of approximately $2.2 million, we no longer met the requirement that we must have no less than $6 million or more in stockholders’ equity pursuant to the listing standard set forth under Section 1003(a)(ii) and (iii) of the NYSE American Company Guide (the “Listing Standards”) because we had reported losses from continuing operations and/or net losses in five of our most recent fiscal years ended December 31, 2023.

Under the applicable rules of the Exchange, the Company was required to submit a compliance plan by January 17, 2025 that demonstrates how it intends to regain compliance with the Listing Standards within 18 months of the receipt of the notice, or June 18, 2026. The Company submitted the compliance plan by that date, and subsequently submitted certain supplements thereto.

On March 4, 2025, the Exchange notified the Company that it has been granted a listing extension until June 18, 2026 on the basis of the compliance plan submitted by the Company to regain compliance with the Listing Standards. The Company will be subject to periodic review by the Exchange during the extension period. Failure to make progress consistent with the compliance plan or to regain compliance with the continued Listing Standards by the end of the extension period could result in the Company being delisted from the Exchange.

If we were to fail to meet a NYSE American listing requirement, we may be subject to delisting by the NYSE American. In the event our Common Stock is no longer listed for trading on the NYSE American, our trading volume and share price may decrease and we may experience further difficulties in raising capital which could materially affect our operations and financial results. Further, delisting from the NYSE American could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees and could also trigger various defaults under our lending agreements and other outstanding agreements. Finally, delisting could make it harder for us to raise capital and sell securities.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock, or securities convertible or exchangeable into Common Stock, in future transactions may be higher or lower than the price per share paid by investors in this offering.

Our Common Stock price is volatile.

Our Common Stock is listed on the NYSE American. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects. During the past 52-week period (through May 14, 2025), our stock closed at prices between $2.02 per share and $16.47 per share, as reported on NYSE.com. On May 14, 2025, the price of our Common Stock closed at $5.58 per share.

Stock markets, in general, have experienced, and continue to experience, significant price and volume volatility, and the market price of our Common Stock may continue to be subject to similar market fluctuations unrelated to our operating performance or prospects. This increased volatility, coupled with depressed economic conditions, could continue to have a depressive effect on the market price of our Common Stock. The following factors, many of which are beyond our control, may influence our stock price:

•	developments of the business of Sentinum, including each of its subsidiaries;

•	developments of the business of Ault Capital Group, including each of its subsidiaries;

•	the status of our growth strategy including the development of new products with any proceeds we may be able to raise in the future;

•	announcements of technological or competitive developments;

•	announcements or expectations of additional financing efforts;

•	our ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	regulatory developments affecting us, our customers or our competitors;

•	announcements regarding patent or other intellectual property litigation or the issuance of patents to us or our competitors or updates with respect to the enforceability of patents or other intellectual property rights generally in the US or internationally;

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	our operating results failing to meet the expectations of securities analysts or investors in a particular period;

•	changes in the economic performance or market valuations of our competitors;

•	additions or departures of our executive officers;

•	sales or perceived sales of our Common Stock by us, our insiders or our other stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares; and

•	general economic, industry, political and market conditions and overall fluctuations in the financial markets in the United States and abroad.

In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Any of these factors could result in large and sudden changes in the volume and trading price of our Common Stock and could cause our stockholders to incur substantial losses. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, have a material adverse effect on our business, financial condition, results of operations and prospects.

Volatility in our Common Stock price may subject us to securities litigation.

Stock markets, in general, have experienced, and continue to experience, significant price and volume volatility, and the market price of our Common Stock may continue to be subject to similar market fluctuations unrelated to our operating performance or prospects. This increased volatility, coupled with depressed economic conditions, could have a depressing effect on the market price of our Common Stock.

In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Any of these factors could result in large and sudden changes in the volume and trading price of our Common Stock and could cause our stockholders to incur substantial losses. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a substantial number of convertible notes, warrants and preferred stock outstanding that could affect our price.

Due to a number of financings, we have a substantial number of shares that are subject to issuance pursuant to outstanding convertible debt, warrants and options. As of the date of this prospectus, the number of shares of Common Stock subject to convertible notes, warrants, Series C Convertible Preferred Stock, and Series G Convertible Preferred Stock were 8,764,111, 639,105, 46,636,355 and 895,418 respectively. We had outstanding warrants to purchase up to 639,105 shares of Common Stock, with a weighted average exercise price of $122.89 per share, at exercise prices ranging from $5.92 to $656,250 per share. The issuance of Common Stock pursuant to convertible notes, warrants and preferred stock at conversion or exercise prices less than market prices may have the effect of limiting an increase in market price of our Common Stock until all of these underling shares have been issued.

The recent issuance of approximately 5 million shares of our Class B common stock to all of our holders of Common Stock through a dividend, and any future issuance of such Class B common stock, could provide such persons with voting control leaving our other stockholders unable to elect our directors and the holders of our shares of Common Stock will have little influence over our management.

There are currently approximately 5 million shares of our Class B common stock issued and outstanding; our certificate of incorporation authorizes the issuance of 25 million shares of Class B common stock. Each share of Class B common stock provides the holder thereof with ten votes on all matters submitted to a stockholder vote. Our certificate of incorporation does not provide for cumulative voting for the election of directors. Any person or group who controls or can obtain more than 50% of the votes cast for the election of each director will control the election of directors and the other stockholders will not be able to elect any directors or exert any influence over management decisions. As a result of the super-voting rights of our shares of Class B common stock, the issuance of such shares to our management or others could provide such persons with voting control and our other stockholders will not be able to elect our directors and will have little influence over our management. While we are listed on the NYSE American or any other national securities exchange it is highly unlikely that we would issue any shares of Class B common stock other than through a dividend, which provides for a pari passu issuance, as doing so would jeopardize our continued listing on any such exchange. However, if we were to be delisted for some reason and our shares of Common Stock trade on an over-the-counter market, then we would face no restriction on issuing shares of Class B common stock to specific persons, who could be members of our management or otherwise affiliated with our company.

Risks Related to Our Bitcoin Operations

Risks Related to Our Bitcoin Operations – General

Acceptance and/or widespread use of Bitcoin is uncertain.

Currently, there is a limited use of any Bitcoin in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for Bitcoin transactions or process wire transfers to or from Bitcoin exchanges, Bitcoin-related companies or service providers, which we have experienced, or maintain accounts for persons or entities transacting in Bitcoin. Conversely, a significant portion of Bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines Bitcoin’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for a Bitcoin as a medium of exchange and payment method may always be low.

The relative lack of acceptance of Bitcoins in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of Bitcoins we mine or otherwise acquire or hold for our own account.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of special economic, geopolitical and regulatory factors, which could slow the growth of the industry in general and our company as a result.

The use of cryptocurrencies, including Bitcoin, to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets based upon a computer-generated mathematical and/or cryptographic protocol. Large-scale acceptance of cryptocurrencies as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of Bitcoin in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

•	the progress of worldwide growth in the adoption and use of Bitcoin and other cryptocurrencies as a medium of exchange;

•	the experience of businesses in using Bitcoin;

•	the impact from prominent business leaders in criticizing Bitcoin’s potential harm to the environment and the effect of announcements critical of Bitcoin, such as those made by Elon Musk of Tesla;

•	governmental and organizational regulation of Bitcoin and other cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems (such as the 2021 ban in China);

•	changes in consumer demographics and public tastes and preferences, including as may result from coverage of Bitcoin or other cryptocurrencies by journalists and other sources of information and media;

•	the maintenance and development of the open-source software protocol of the network;

•	the increased consolidation of contributors to the Bitcoin blockchain through mining pools and scaling of mining equipment by well-capitalized market participants;

•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	the use of the networks supporting Bitcoin or other cryptocurrencies for developing smart contracts and distributed applications;

•	general economic conditions and the regulatory environment relating to Bitcoin and other cryptocurrencies;

•	the impact of regulators focusing on cryptocurrencies and the costs, financial and otherwise, associated with such regulatory oversight; and

•	a decline in the popularity or acceptance of Bitcoin could adversely affect an investment in us.

The outcome of these factors could have negative effects on our ability to continue as a going concern or to pursue our business strategy, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effects on the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire, which would harm investors in our securities. If Bitcoin does not increase its market acceptance as a mechanism to buy and sell goods and services or accrete in value over time, our prospects and your investment in us would diminish.

Political or economic crises may motivate large-scale sales of cryptocurrencies, which could result in a reduction in values of cryptocurrencies such as Bitcoin and adversely affect an investment in us.

Geopolitical crises, in particular major ones such as Russia’s invasion of Ukraine and the conflict between Israel and Hamas as well as its supporters, may motivate large-scale purchases of Bitcoin and other cryptocurrencies, which could increase the price of Bitcoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our Bitcoin following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our Class A common stock. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or any other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Negative media attention and public perception surrounding energy consumption by cryptocurrency mining may adversely affect our reputation and, consequently, our stock price; particularly in the eyes of some of our investors who may be more interested in our non-crypto operations as a holding company.

Cryptocurrency mining has experienced negative media attention surrounding its perceived high electricity use and environmental impact, which has adversely influenced public perception of the industry as a whole. We believe these factors are overstated for the cryptocurrency mining industry because of the informational disparity between cryptocurrency mining and other energy intensive industries. Cryptocurrency miners (particularly Bitcoin miners) have freely and publicly disclosed their energy consumption statistics because electricity usage, and the associated utility fees, is a cost of production. As increasing numbers of publicly traded cryptocurrency miners enter the market, more data, reliably disclosed in compliance with generally accepted accounting principles in the United States of America (“GAAP”), has become available; however, such data has not been made as readily available for competitive payment systems and fiat currencies.

Nevertheless, this negative media attention and public perception may materially and adversely affect our reputation and, consequently, our stock price, particularly in the eyes of our investors who are more interested in our non-crypto operations as a holding company. As a single company within the broader cryptocurrency industry, we are likely incapable of effectively countering this negative media attention and affecting public perception. Therefore, we may not be able to adequately respond to these external pressures, which may cause a significant decline in the price of our Class A common stock.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses like us that engage in cryptocurrency-related activities.

A number of companies that engage in Bitcoin and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action. The difficulty that many businesses that provide Bitcoin and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease their usefulness and harm their public perception in the future.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national securities exchanges and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company (“DTC”), which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to monetize our mining efforts, which could have a material adverse effect on our business, prospects or operations and harm investors.

The price of cryptocurrencies may be affected by the sale of such cryptocurrencies by other vehicles investing in cryptocurrencies or tracking cryptocurrency markets. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine.

The global market for cryptocurrency is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain cryptocurrencies are mined permit the creation of a limited, predetermined amount of digital currency, while others have no limit established on total supply. Increased numbers of miners and deployed mining power globally will likely continue to increase the available supply of Bitcoin and other cryptocurrencies, which may depress their market price. Further, large “block sales” involving significant numbers of Bitcoin following appreciation in the market price of Bitcoin may also increase the supply of Bitcoin available on the market, which, without a corresponding increase in customer demand, may cause its price to fall. Currently, the loss of customer demand is also accentuated by disruptions in the crypto assets market. Additionally, to the extent that other vehicles investing in cryptocurrencies or tracking cryptocurrency markets form and come to represent a significant proportion of the customer demand for cryptocurrencies, including the recent approval of Bitcoin exchange traded funds, large redemptions of the securities of those vehicles and the subsequent sale of cryptocurrencies by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the cryptocurrency inventory we hold. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin.

Risks Related to Our Bitcoin Operations – Operational and Financial

Risk related to technological advancements and obsolescence of current bitcoin mining equipment.

Our operations are exposed to the risk of rapid technological advancements in the development and production of Bitcoin mining equipment, which could render our existing mining infrastructure obsolete and adversely impact our financial performance.

The Bitcoin mining industry is characterized by rapid technological change, with companies continually developing and deploying new mining equipment and techniques to enhance computational efficiency and reduce energy consumption. These advancements may outpace our ability to adapt, maintain, and upgrade our mining equipment, thereby negatively affecting our competitive position and operational efficiency. As a result, we may be required to make significant capital investments to acquire and implement new technology to maintain our competitiveness.

If we are unable to anticipate or adapt to such advancements, or if we fail to allocate our resources efficiently, we may be forced to rely on outdated equipment that becomes increasingly inefficient and expensive to maintain. Moreover, the emergence of more advanced mining technologies could lead to an increase in the overall mining difficulty, further reducing the effectiveness of our existing equipment and diminishing our mining rewards.

Additionally, there is a risk that our competitors, who may have greater financial resources and flexibility, will be better positioned to adopt emerging technologies and gain a competitive advantage. This could result in a decline in our market share, revenue, and profitability.

Inability to manage these risks could have a material adverse effect on our business, financial condition, and operating results.

Our future success will depend in part upon the value of Bitcoin. The value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings.

Our operating results from this sector will depend in part upon the value of Bitcoin because it is the sole digital asset we currently mine. Specifically, our revenues from our Bitcoin mining operations are principally based upon two factors: the number of Bitcoin rewards we successfully mine and the value of Bitcoin. We also receive transaction fees paid in Bitcoin by participants who initiated transactions associated with new blocks that we mine. Our strategy currently focuses primarily on Bitcoin (as opposed to other digital assets). Further, our miners are principally utilized for mining Bitcoin and cannot mine other digital assets that are not mined utilizing the “SHA-256 algorithm.” If other digital assets were to achieve acceptance at the expense of Bitcoin, causing the value of Bitcoin to decline, or if Bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners are not specialized, or the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our operating results would be adversely affected, and there could be a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and harm investors.

Bitcoin and other cryptocurrency market prices, which have historically been volatile and are impacted by a variety of factors are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subject to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of digital assets, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for both Bitcoin and our shares of Class A common stock.

We may be unable to raise additional capital needed to grow our data center hosting business.

We have operated and expect to continue to operate at a loss as we continue to establish our business model and as Bitcoin prices continue to experience significant volatility. In addition, we expect to need to raise additional capital to fund our working capital requirements, expand our operations, pursue our growth strategy and to respond to competitive pressures or working capital requirements. Specifically, the expansion of our Michigan Property to potentially 340 MWs of power will require significant capital. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. The global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions, including diminished credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such macroeconomic conditions could also make it more difficult for us to incur additional debt or obtain equity financing. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our Class A common stock could decline. Further, if we engage in additional debt financing, the holders of debt likely would have priority over the holders of our Class A common stock on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, take other actions including accepting terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders. Increased credit pressures on the cryptocurrency industry, such as banks, investors and other companies reducing or eliminating their exposure to the cryptocurrency industry through lending, have had and may continue to have a material impact on our business. In light of conditions impacting our industry, it may be more difficult for us to obtain equity or debt financing in the future.

The emergence of competing blockchain platforms or technologies may harm our business as presently conducted by preventing us from realizing the anticipated profits from our investments and forcing us to expend additional capital in an effort to adapt.

If blockchain platforms or technologies which compete with Bitcoin and its blockchain, including competing cryptocurrencies which our miners may not be able to mine, such as cryptocurrencies being developed or that may be developed by popular social media platforms, online retailers, or government sponsored cryptocurrencies, consumers may use such alternative platforms or technologies. If that were to occur, we would face difficulty adapting to such emergent digital ledgers, blockchains, or alternative platforms, cryptocurrencies or other digital assets. This may adversely affect us by preventing us from realizing the anticipated profits from our investments and forcing us to expend additional capital in an effort to adapt. Further, to the extent we cannot adapt, be it due to our specialized miners or otherwise, we could be forced to cease our mining or other cryptocurrency-related operations. Such circumstances would have a material adverse effect on our business, and in turn your investment in our securities.

We rely on one or more third parties for depositing, storing and withdrawing the Bitcoin we receive, which could result in a loss of assets, disputes and other liabilities or risks which could adversely impact our business.

We currently use a custodial wallet to store the Bitcoin we receive. In order to own, transfer and use Bitcoin on the blockchain network, we must have a private and public key pair associated with a network address, commonly referred to as a “wallet.” Each wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters. To deposit Bitcoin into our digital wallet, we must direct the transaction to the public key of a wallet that our Gemini custodial account controls and provides to us, and broadcast the deposit transaction onto the underlying blockchain network. To withdraw Bitcoin from our custodial account, an assigned account representative must initiate the transaction from our custodial account, then an approver must approve the transaction. Once the custodian has verified that the request is valid and who the recipient is through Know Your Customer/Anti-Money Laundering protocols, the custodian then “signs” a transaction authorizing the transfer. In addition, some cryptocurrency networks require additional information to be provided in connection with any transfer of cryptocurrency such as Bitcoin.

A number of errors or other adverse events can occur in the process of depositing, storing or withdrawing Bitcoin into or from our custodial account, such as typos, mistakes or the failure to include the information required by the blockchain network. For instance, a user may incorrectly enter our wallet’s public key or the desired recipient’s public key when depositing and withdrawing Bitcoin. Additionally, our reliance on third parties such as Gemini and the maintenance of keys to access and utilize our digital wallet will expose us to enhanced cybersecurity risks from unauthorized third parties employing illicit operations such as hacking, phishing and social engineering, notwithstanding the security systems and safeguards employed by us and others. Cyberattacks upon systems across a variety of industries, including the cryptocurrency industry, are increasing in frequency, persistence and sophistication and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals. For example, attacks may be designed to deceive employees and service providers into releasing control of the systems on which we depend to a hacker, while others may aim to introduce computer viruses or malware into such systems with a view to stealing confidential or proprietary data. These attacks may occur on our digital wallet or the systems of our third-party service providers or partners, which could result in asset losses and other adverse consequences. Insurance held by third parties may not cover related losses. Alternatively, we may inadvertently transfer Bitcoin to a wallet address that we do not own, control or hold the private keys to. In addition, a Bitcoin wallet address can only be used to send and receive Bitcoin, and if the Bitcoin is inadvertently sent to an Ethereum or other cryptocurrency wallet address, or if any of the foregoing errors occur, all of the Bitcoin will be permanently and irretrievably lost with no means of recovery. Such incidents could result in asset loss or disputes, any of which could materially and adversely affect our business.

If a malicious actor or botnet obtains control of more than 50% of the processing power on a cryptocurrency network, such actor or botnet could manipulate blockchains to adversely affect us, which would adversely affect an investment in our company and our ability to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a cryptocurrency, it may be able to alter blockchains on which transactions of cryptocurrency reside and rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new units or transactions using such control. The malicious actor could “double-spend” its own cryptocurrency (i.e., spend the same Bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the cryptocurrency community does not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or cryptocurrencies may be compromised but is only an example.

Although we are unaware of any reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in Bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the Bitcoin community, and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a botnet or malicious actor obtaining control of the blockchain’s processing power will increase, because such botnet or malicious actor could more readily infiltrate and seize control over the blockchain by compromising a single mining pool, if the mining pool compromises more than 50% of the mining power on the blockchain, than it could if the mining pool had a smaller share of the blockchain’s total hashing power. Conversely, if the blockchain remains decentralized it is inherently more difficult for the botnet or malicious actor to aggregate enough processing power to gain control of the blockchain. If this were to occur, the public may lose confidence in the Bitcoin blockchain, and blockchain technology more generally. This would likely have a material and adverse effect on the price of Bitcoin, which could have a material adverse effect on our business, financial results and operations, and harm investors.

Our reliance on a third-party mining pool service provider for our mining revenue payouts may have a negative impact on our operations such as a result of cyber-attacks against the mining pool operator and/or our limited recourse against the mining pool operator with respect to rewards paid to us.

We receive crypto asset mining rewards from our mining activity through a third-party mining pool operator. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power we provided.

While we have internal methods of tracking both our power provided and the total used by the pool, the mining pool operator uses its own recordkeeping to determine our proportion of a given reward. We have little means of recourse against the mining pool operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

Bitcoin may have concentrated ownership and large sales or distributions by holders of Bitcoin assets could have an adverse effect on the market price of Bitcoin.

As of May 14, 2025, the largest 97 and 2,094 Bitcoin wallets held approximately 14% and 34%, respectively, of the Bitcoin in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Bitcoins, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of Bitcoin.

Risks Related to Our Bitcoin Operations – Legal and Regulatory

We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, prospects or operations.

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, crypto asset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, crypto assets and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. As Bitcoin has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the CFTC, SEC, FinCEN and the FBI) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Regulatory developments and/or our business activities may require us to comply with certain regulatory regimes. For example, to the extent that our activities cause us to be deemed a money service business under the regulations promulgated by FinCEN under the authority of the BSA, we may be required to comply with FinCEN regulations, including those that would mandate us to implement certain anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

On November 23, 2022, the governor of New York signed into law a two-year moratorium on new or renewed permits for certain electricity-generating facilities that use fossil fuel and provide energy for proof-of-work digital asset mining operations. While this action does not directly impact our current operations, as our power generation plans are currently located in Michigan and we have no plans to establish any facilities in New York, it may be the beginning of a new wave of climate change regulations aimed at preventing or reducing the growth of Bitcoin mining in jurisdictions in the United States, including potentially jurisdictions in which we now operate or may in the future operate. The above-described developments could also demonstrate the beginning of a regional or global regulatory trend in response to environmental and energy preservation or other concerns surrounding crypto assets, and similar action in a jurisdiction in which we operate or in general could have a devastating effect on our operations. If further regulation follows, it is possible that the Bitcoin mining industry may not be able to adjust to a sudden and dramatic overhaul to our ability to deploy energy towards the operation of mining equipment. We are not currently aware of any legislation in Michigan being a near-term possibility. If further regulatory action is taken by various governmental entities, our business may suffer and investors in our securities may lose part or all of their investment.

We cannot quantify the effects of this regulatory action on our industry as a whole. If further regulation follows, it is possible that our industry may not be able to cope with the sudden and extreme loss of mining power. Because we are unable to influence or predict future regulatory actions taken by governments in China, the United States, or elsewhere, we may have little opportunity or ability to respond to rapidly evolving regulatory positions which may have a materially adverse effect on our industry and, therefore, our business and results of operations.

Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security, as described below, is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. Our determination that the digital assets we hold are not securities is a risk-based assessment and not a legal standard or one binding on regulators. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this prospectus, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin and Ethereum are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. As a Bitcoin mining company, we do not believe we are an issuer of any “securities” as defined under the federal securities laws. Our internal process for determining whether the digital assets we hold or plan to hold is based upon the public statements of the SEC and existing case law. The digital assets we hold or plan to hold, other than Bitcoin (if any), may have been created by an issuer as an investment contract under the Howey test, SEC v. Howey Co., 328 U.S. 293 (1946), and may be deemed to be securities by the SEC. However, the Company was not the issuer that created these digital assets and is holding them on an interim basis until liquidated. Should the SEC state that Bitcoin should be deemed to be a security, we may no longer be able to hold any Bitcoin. It will then likely become difficult or impossible for such digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to cause substantial volatility and significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Our inability to exchange Bitcoin for fiat or other digital assets (and vice versa) to administer our treasury management objectives may decrease our earnings potential and have an adverse impact on our business and financial condition.

Under the Investment Company Act, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined therein) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we mine, own, or otherwise acquire may be deemed “securities” or “investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally speaking, non-U.S. issuers may not register as an investment company without an SEC order.

If the SEC or another regulatory body considers Bitcoin to be a security under U.S. securities laws, we may be required to comply with significant SEC registration and/or other requirements.

In general, novel or unique assets such as Bitcoin and other digital assets may be classified as securities if they meet the definition of investment contracts under U.S. law. In recent years, the offer and sale of digital assets other than Bitcoin, most notably Kik Interactive Inc.’s Kin tokens and Telegram Group Inc.’s TON tokens, have been deemed to be investment contracts by the SEC. While we believe that Bitcoin is unlikely to be considered an investment contract, and thus a security under the investment contract definition, we cannot provide any assurances that digital assets that we mine or otherwise acquire or hold for our own account, including Bitcoin, will never be classified as securities under U.S. law. This would obligate us to comply with registration and other requirements by the SEC and, therefore, cause us to incur significant, non-recurring expenses, thereby materially and adversely impacting an investment in the Company.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.” If Bitcoin is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for Bitcoin. For instance, all transactions in Bitcoin would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such Bitcoin is utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of Bitcoin.

Current interpretations require the regulation of Bitcoin under the Commodity Exchange Act by the Commodity Futures Trading Commission, and we may be required to register and comply with such regulations. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to our investors.

Current and future legislation, regulation by the Commodity Futures Trading Commission (the “CFTC”) and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin and other cryptocurrencies are treated for classification and clearing purposes. In particular, derivatives on these assets are not excluded from the definition of “commodity future” by the CFTC. We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin and other cryptocurrencies under the law.

Bitcoin has been deemed to fall within the definition of a commodity, and we may be required to register and comply with additional regulation under the Commodity Exchange Act, including additional periodic report and disclosure standards and requirements. Moreover, we may be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.

Additionally, governments may develop and deploy their own blockchain-based digital assets, which may have a material adverse impact on Bitcoin’s price and utility.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

The operation of a Bitcoin mining center, as well as AI hyperscale data centers, can require massive amounts of electrical power. We presently have access to approximately 30 MWs of capacity at our Michigan Facility, which we plan to dedicate to our AI hyperscale data center operations, and 10 MWs of capacity at our Montana Facilities for our mining operations. However, we require additional capacity to operate all of our miners outside the Michigan Facility and Montana Facilities and to support the growing power demands of our AI hyperscale data centers. Our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a Bitcoin are lower than the price of a Bitcoin. Similarly, our AI hyperscale data centers require a reliable and cost-effective power supply to ensure optimal performance and profitability. As a result, any facilities we establish can only be successful if we can obtain sufficient electrical power on a cost-effective basis. The establishment of new mining and AI hyperscale data centers requires us to find locations where this is the case. There may be significant competition for suitable locations for both mining operations and AI hyperscale data centers. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to these operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision of electricity to such operations. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for our Bitcoin mining activities and AI hyperscale data center operations in that jurisdiction.

Our interactions with a blockchain may expose us to specially designated nationals or blocked persons or cause us to violate provisions of law that did not contemplate distributed ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its list of specially designated nationals (“SDN”). However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling digital assets. In addition, in the future OFAC or another regulator may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have embedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and could have a material adverse effect on our business, prospects, financial condition, and operating results.

Risks Related to Our Bitcoin Operations – Technological

The characteristics of crypto assets have been, and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams; if any of our customers do so or are alleged to have done so, it could adversely affect us.

Digital currencies and the digital currency industry are relatively new and, in many cases, lightly regulated or largely unregulated. Some types of digital currency have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital currency transactions and encryption technology that anonymizes these transactions, that make digital currency particularly susceptible to use in illegal activity such as fraud, money laundering, tax evasion and ransomware scams. Two prominent examples of marketplaces that accepted digital currency payments for illegal activities include Silk Road, an online marketplace on the dark web that, among other things, facilitated the sale of illegal drugs and forged legal documents using digital currencies and AlphaBay, another darknet market that utilized digital currencies to hide the locations of its servers and identities of its users. Both of these marketplaces were investigated and closed by U.S. law enforcement authorities. U.S. regulators, including the SEC, CFTC and Federal Trade Commission, as well as non-U.S. regulators, have taken legal action against persons alleged to be engaged in Ponzi schemes and other fraudulent schemes involving digital currencies. In addition, the FBI has noted the increasing use of digital currency in various ransomware scams.

While our board and management believe that our risk management processes and policies in light of current crypto asset market conditions, which include thorough reviews we conduct as part of our due diligence process, is reasonably designed to detect any such illicit activities conducted by our potential or existing counterparties, we cannot ensure that we will be able to detect any such illegal activity in all instances. Because the speed, irreversibility and anonymity of certain digital currency transactions make them more difficult to track, fraudulent transactions may be more likely to occur. We or our potential banking counterparties may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. If one of our customers (or in the case of digital currency exchanges, their customers) were to engage in or be accused of engaging in illegal activities using digital currency, we could be subject to various fines and sanctions, including limitations on our activities, which could also cause reputational damage and adversely affect our business, financial condition and results of operations.

Incorrect or fraudulent cryptocurrency transactions may be irreversible and it is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions, such as a result of a cybersecurity breach against our Bitcoin holdings, could adversely affect our investments and assets. This is because cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a cryptocurrency or a theft thereof generally will not be reversible and we may not have sufficient recourse to recover our losses from any such transfer or theft. Further, it is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. If an errant or fraudulent transaction in our Bitcoin were to occur, we would have very limited means of seeking to reverse the transaction or seeking recourse. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business.

Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.

As with any computer code generally, flaws in crypto asset codes, including Bitcoin codes, may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitation of flaws in the source code that allow malicious actors to take or create money have previously occurred. Additionally, as AI capabilities improve and are increasingly adopted, we may see cyberattacks created through AI. These attacks could be crafted with an AI tool to directly attack information systems with increased speed and/or efficiency than a human threat actor or create more effective phishing emails. Despite our efforts and processes to prevent breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. As technological change occurs, the security threats to our cryptocurrencies will likely change and previously unknown threats may emerge. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we mine or otherwise acquire or hold for our own account.

Our use of third-party mining pools exposes us to additional risks.

We receive Bitcoin rewards from our mining activity through third-party mining pool operators. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to our contribution to the pool’s overall mining power used to solve a block on the Bitcoin blockchain. Should the pool operator’s system suffer downtime due to a cyber-attack, software malfunction or other issue, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both the hash rate we provide and the total used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward, which may not match our own. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced rewards for our efforts, which would have an adverse effect on our business and operations.

Risks Related to RiskOn

Our growth and profitability depend on continued interest in social gaming and sweepstakes within the U.S., and shifts in consumer preferences could harm our business

The acceptance of our Platform hinges on sustained enthusiasm for sweepstakes-based social gaming and free-to-play models among U.S. consumers. If players begin favoring alternative forms of entertainment, such as skill-based gaming, peer-to-peer betting, traditional online casino gambling (where legal), or other digital experiences, then we may see a decline in user engagement. Rapid shifts in consumer taste, technological advancements in gaming, or the emergence of more immersive entertainment platforms could all undermine the appeal of our Platform.

Maintaining user engagement also requires us to stay current with ongoing trends, user preferences, and competing product offerings. If our platform does not frequently update its game portfolio, introduce new sweepstakes concepts, or provide attractive incentives, users might lose interest and switch to platforms perceived as more innovative. Additionally, negative publicity, whether founded or unfounded, about the integrity of our sweepstakes, fairness of gameplay, or general user experience can substantially reduce engagement and erode trust, thus impacting our revenue streams and brand reputation.

BNC’s products and changes to such products could fail to attract or retain users or generate revenue and profits, or otherwise adversely affect BNC’s business.

BNC’s ability to sustain and grow its user base, and thereby increase revenue, relies substantially on introducing new sweepstakes offerings, social gaming experiences, and platform features that remain engaging to existing players while attracting new ones. For example, rolling out a fresh sweepstakes model, collaborating with third-party developers on innovative mini-games, or upgrading interactive social elements can entail substantial costs. These initiatives also carry significant risk: if the new content fails to resonate with users or presents unanticipated technical issues, BNC may struggle to see a return on its investments. Additionally, changes to the product line such as altering the way players earn in-game currency or modifying prize structures—could prompt user dissatisfaction or confusion, leading to attrition.

Adapting the Platform to different regulatory interpretations or market shifts may further complicate these efforts. While BNC concentrates on free-to-play sweepstakes that are legally distinct from gambling, any adjustments to product features might draw heightened scrutiny from federal or state authorities responsible for consumer protection or gaming laws. This scrutiny could increase the Company’s compliance burden, potentially delay product rollouts, or even lead to direct legal challenges. If BNC’s new offerings or updates fail to meet users’ expectations or do not comply with regulatory requirements, the Company’s ability to generate revenue, maintain user engagement, or grow its market share may be significantly compromised, ultimately harming its business and reputation.

Our reliance on third-party certified game providers creates operational, compliance, and reputational vulnerabilities that could adversely impact our business.

BNC depends significantly on third-party game providers to supply certified, compliance-tested games and core technological features—such as random number generation modules, sweepstakes mechanics, and other elements that users rely on for fairness and transparency. If any provider fails to maintain its certification, lapses in meeting regulatory standards, or experiences quality-control issues, we may have to remove or suspend those games until the issues are resolved. This can lead to service gaps, user dissatisfaction, and potential regulatory scrutiny. Moreover, we have limited oversight of our providers’ security protocols, development practices, and ongoing maintenance, which means vulnerabilities or exploits in their systems could expose BNC to data breaches, game manipulation, or other cyber threats. Even well-vetted vendors can face resource limitations, operational disruptions, or legal challenges that could prevent them from delivering timely updates or patches.

In addition, switching providers or bringing certain gaming functions in-house on short notice can be time-consuming, technically complex and costly. We may need to develop new applications that integrate into our Platform, which applications are currently provided by third party vendors, license alternative software, or reconfigure our Platform infrastructure, each of which could interrupt users’ experience. Negotiating with new providers may also require navigating different commercial and compliance frameworks, which can introduce delays and increase our administrative burden. Furthermore, if a single major provider supplies several key games, that concentration of risk heightens our exposure should that partner encounter financial difficulties or cease offering its products to us. Ultimately, any disruptions or degradations in third-party game performance, or in the relationships themselves, may harm our users’ satisfaction as well as our revenue streams, and overall ability to compete in the sweepstakes gaming area.

The lack of comprehensive encryption for communications on the Platform may increase the impact of a data security incident.

Communications on the Platform are not comprehensively encrypted at this time. As such, any data security incident that involves unauthorized access, acquisition, disclosure, or use may be highly impactful to BNC’s business. BNC may experience considerable incident response forensics, data recovery, legal fees, and costs of notification related to any such potential incident, and BNC may face an increased risk of reputational harm, regulatory enforcement, and consumer litigation, which could further harm BNC’s business, financial condition, results of operations, and future business opportunities.

Challenges in advertising and promoting our sweepstakes could hinder our user acquisition and revenue growth.

Advertising our sweepstakes-based social gaming platform presents unique legal and operational complexities. Federal and state regulations often place restrictions on how promotional materials may be worded to avoid the appearance of gambling or any implication that a purchase is necessary to enter. These rules can mandate specific disclosures, such as “No Purchase Necessary” or detailed eligibility requirements, and impose substantial penalties for noncompliance, including fines or injunctions. The heightened scrutiny around promotional statements also means we must carefully vet all advertising, whether digital, print or social media, to ensure we do not inadvertently violate regulations in any state where our users reside.

Moreover, major online advertising channels such as Google Ads, Facebook, and mobile app networks frequently maintain strict policies against content perceived as gambling or misleading “pay-to-play” promotions. Our ads may be subject to frequent reviews, suspensions, or outright bans if deemed non-compliant with these platforms’ terms. Even when ads are allowed, we may need to invest heavily in specialized compliance expertise or premium ad placements to achieve visibility, pushing user-acquisition costs higher than in other online gaming segments. Additionally, because our revenue hinges on attracting engaged users who understand the sweepstakes model, any misperception in advertising, such as implying guaranteed payouts or pay-only entries, could invite reputational damage, user dissatisfaction, or regulatory scrutiny. These challenges can collectively reduce our ability to scale efficiently, constrain our marketing strategies, and, ultimately, affect our ability to generate revenue from new or existing users.

A perceived lack of fairness in outcomes or prize distribution could severely damage brand trust.

Transparency around how winners are chosen, and assurances that virtual coin purchases do not guarantee victory, form the bedrock of our Platform’s integrity. Any misperception that sweepstakes are rigged, or that some participants have insider advantages, can spread virally. Users might abandon the platform in droves, while regulators could initiate investigations into alleged unfair practices. Even if claims prove baseless, the time and resources spent defending our practices could distract management and strain finances.

Risks Related to Government Regulation and Enforcement Regarding BNC

Our sweepstakes model could be reclassified as gambling or otherwise face tighter restrictions in certain U.S. states, which would materially affect our operations.

We carefully structure our Platform to comply with sweepstakes rules and avoid classification as gambling, yet the line between “promotional sweepstakes” and “illegal gambling” can sometimes be blurry. Individual states have differing definitions of what constitutes consideration, chance, and prize, which constitute the three criteria generally used to determine legality. Should one or more states enact new legislation or reinterpret existing laws to classify our sweepstakes model as gambling, our ability to operate in those states could be significantly curtailed.

Such a determination could subject us to new licensing requirements, higher taxes, or additional consumer protection measures. In extreme circumstances, states could ban our activities entirely. The financial and operational costs of complying with gambling regulations, obtaining licenses, or redesigning our platform to exclude users from certain states would be substantial. Any actual or perceived classification as gambling might also deter users who are uncomfortable with real or perceived gambling-related activities, reducing participation and revenue.

We are subject to complex and evolving U.S. federal and state sweepstakes and consumer protection laws, which may impose substantial compliance burdens and operational constraints.

Operating as a sweepstakes social gaming platform in the United States requires adherence to a tangle of rules and regulations, including federal guidelines on sweepstakes and promotions, as well as a variety of state-specific laws. Many of these laws mandate alternative methods of entry, specific disclosures, detailed recordkeeping, and in certain cases, bonding or registration. The costs and administrative burdens of fulfilling these requirements can be significant, especially as we expand to new states or introduce new sweepstakes features.

Furthermore, any misstep, even if inadvertent, in the design or execution of a sweepstakes could lead to allegations of illegal gambling, unfair trade practices, or other regulatory violations. Certain states are particularly vigilant in policing sweepstakes models to ensure they do not equate to games of chance that require a license or explicit regulatory oversight. If a regulator determines that some aspect of our Platform falls outside permissible sweepstakes parameters, we could face fines, injunctions, forced modifications, or even closure of operations in that jurisdiction. These regulatory uncertainties necessitate ongoing legal review and a level of caution that can delay or complicate product innovations.

As its business develops, BNC expects to become subject to significant legislative and regulatory developments; further, new legislation and regulations could significantly affect BNC’s business in the future. These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm BNC’s business, including fines or demands or orders that BNC modify or cease existing business practices.

Regulatory inquiries or legal proceedings related to AML, consumer fraud, or other compliance areas could disrupt our business and harm our reputation.

While our U.S. sweepstakes platform is not intended to handle large financial transactions typically associated with online casinos, we do permit the purchase of virtual coins and awards of monetary or tangible prizes. Even these more modest transactions can draw scrutiny from authorities concerned about AML or potential consumer fraud. If regulators believe our Platform is used, knowingly or otherwise, to facilitate unlawful financial activities, we could be required to invest in more comprehensive monitoring systems, implement additional customer due diligence, or face enforcement actions and penalties.

Any high-profile investigation or lawsuit ,whether or not it leads to a formal penalty, may also attract unwanted media attention, casting doubt on our security measures and the integrity of our games. Damage to our brand’s reputation could undermine user confidence, leading to reduced engagement, fewer new sign-ups, and diminished revenue streams. We might also face lawsuits from users or other parties alleging deceptive practices, demanding refunds, or claiming injuries from fraudulent or unauthorized activities. Even if these claims lack merit, the cost of litigation, along with the potential impact on our Platform’s public perception, can be considerable.

Risks Related to Data, Security, and Intellectual Property

Security breaches, unauthorized attempts to manipulate or “cheat” sweepstakes outcomes, and other cyber incidents could undermine trust in the Platform and adversely affect BNC’s business.

BNC’s sweepstakes-based social gaming environment involves the collection, storage, and transmission of substantial amounts of user data, including personal information, payment details for virtual coin purchases, and records of sweepstakes entries or prize awards. Bad actors who gain access to this data—or to the underlying mechanics that determine sweepstakes winners—can distort the Platform’s fairness, thereby undermining user confidence in BNC’s legitimacy. Cheating attempts may include automated scripts or bots designed to submit multiple entries, exploit software vulnerabilities, or manipulate game outcomes. Similarly, broader cyber threats such as hacking, malware, phishing, and social engineering attacks can compromise user accounts, disrupt platform availability, and lead to the theft or misuse of sensitive information. These incidents, in turn, could trigger regulatory investigations, private legal actions, and widespread reputational harm if users believe that BNC cannot safeguard their data or ensure the integrity of its sweepstakes.

BNC takes measures intended to prevent, detect, and respond to these threats, including firewalls, encryption, account verification protocols, and ongoing security monitoring. However, software bugs, configuration errors, or newly emerging hacking techniques can frustrate even the best efforts, especially as criminals become more sophisticated. Additionally, employee or contractor malfeasance, physical security breaches at data centers, or oversights by third-party vendors that store or process user information for BNC may expose the Company to further vulnerability. Remote work arrangements can compound these risks by creating new attack surfaces, such as unsecured home networks or personal devices. Any successful cyber-attack, or even a serious attempt at one, may require BNC to invest considerable resources in forensics, remediation, user notification, and litigation defense. This would not only divert management’s attention but could also erode BNC’s active user base and competitiveness if players perceive the Platform to be unsafe or prone to cheating. Furthermore, compliance with U.S. cybersecurity and data protection laws could lead to additional costs and operational changes in the wake of a breach. Failure to address these risks promptly and effectively could have a material adverse effect on BNC’s business, financial results, and reputation among regulators and users alike.

We anticipate that BNC’s efforts related to privacy, safety, security, and content review will identify additional instances of misuse of user data or other undesirable activity by third parties on the Platform.

In addition to BNC’s efforts to mitigate cybersecurity risks, BNC intends to make investments in privacy, safety, security, and content review efforts to combat misuse of BNC’s services and user data by third parties, including investigations and audits of platform applications, as well as other enforcement efforts. As a result of these efforts BNC anticipates that BNC will discover and announce additional incidents of misuse of user data or other undesirable activity by third parties. BNC may not discover all such incidents or activity, whether as a result of BNC’s data or technical limitations, including BNC’s lack of visibility over BNC’s encrypted services, the allocation of resources to other projects, or other factors, and BNC may be notified of such incidents or activity by the FTC, the media or other third parties. Such incidents and activities may in the future include the use of user data or BNC’s systems in a manner inconsistent with BNC’s terms, contracts or policies, the existence of false or undesirable user accounts, improper advertising practices, activities that threaten people’s safety on or offline, or instances of spamming, scraping, data harvesting, unsecured datasets, or spreading misinformation. BNC may also be unsuccessful in its efforts to enforce BNC’s policies or otherwise remediate any such incidents. Consequences of any of the foregoing developments include negative effects on user trust and engagement, harm to BNC’s reputation, changes to BNC’s business practices in a manner adverse to BNC’s business, and adverse effects on BNC’s business and financial results. Any such developments may also subject BNC to additional litigation and regulatory inquiries, which could subject BNC to monetary penalties and damages, divert management’s time and attention, and lead to enhanced regulatory oversight.

BNC’s products and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in BNC’s systems, could adversely affect BNC’s business.

BNC’s products and internal systems rely on software and hardware, including software and hardware developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, BNC’s products and internal systems depend on the ability of such software and hardware to store, retrieve, process, and manage considerable amounts of data. The software and hardware on which BNC relies is expected to contain errors, bugs, or vulnerabilities, and BNC’s systems are subject to certain technical limitations that may compromise BNC’s ability to meet BNC’s objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which BNC relies, or human error in using such systems, may in the future lead to outcomes including a negative experience for users and marketers who use BNC’s products, compromised ability of BNC’s products to perform in a manner consistent with BNC’s terms, contracts, or policies, delayed product introductions or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of BNC’s users and/or BNC’s intellectual property or other data, or reductions in BNC’s ability to provide some or all of BNC’s services. In addition, any errors, bugs, vulnerabilities, or defects in BNC’s systems or the software and hardware on which BNC relies, failures to properly address or mitigate the technical limitations in BNC’s systems, or associated degradations or interruptions of service or failures to fulfill BNC’s commitments to BNC’s users, are expected to lead to outcomes including damage to BNC’s reputation, loss of users, loss of marketers, prevention of its ability to generate revenue, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect BNC’s business and financial results.

Risks Related to askROI

We rely on an exclusive LLM licensing arrangement and a platform development agreement with the same primary developer, even though we maintain ownership of the askROI platform’s IP.

askROI’s AI-driven offerings depend on a proprietary LLM licensed under an exclusive agreement (the “License Agreement”) with a third-party provider (the “Licensor”), which also serves as the primary developer of our platform under a separate development agreement. Although we retain ownership of the askROI Platform’s intellectual property, our day-to-day innovation and updates rely heavily on the Licensor’s technical expertise, resources and timely performance.

If the License Agreement is terminated, expires, or becomes subject to unfavorable terms, we could lose or face restrictions on the proprietary LLM functionality integral to our product’s performance. Similarly, if disputes arise or the development agreement is breached, whether due to missed milestones, shifting priorities, or misaligned strategic objectives, our ability to maintain, enhance, and scale the platform could be severely compromised. Even though we technically own the underlying software, replacing a primary developer or transitioning to an alternative solution could be time-consuming, costly and risky, potentially delaying product rollouts and damaging customer relationships.

Because both the License Agreement and the platform development hinge on a single partner, a deterioration in our relationship with the Licensor could simultaneously threaten our AI functionality and our capacity to enhance the capability of the askROI Platform. Such a scenario would materially and adversely affect our competitiveness, financial condition, and prospects for growth.

Despite our multi-LLM routing model, performance or reliability issues with our primary development partner’s LLM could still harm our product quality and reputation.

Our new “routing model” allows us to tap into multiple LLMs, theoretically reducing reliance on one provider. However, our primary developer and Licensor remains the key source of certain proprietary AI functionalities and platform support, meaning that ongoing performance or reliability problems with its LLM technology could still cause significant product disruptions. Security breaches, downtime, or limited adaptability in the Licensor’s services may reduce customer satisfaction, delay important product updates or damage our brand. Since we do not control the Licensor’s internal operations, we are vulnerable to technical or strategic changes that could negatively impact our services.

askROI faces risks commonly associated with start-up companies.

askROI faces risks commonly associated with start-up companies. As a start-up company, askROI may face difficulties in validating market demand for its AI-powered insights platform, which could adversely impact its ability to attract and acquire customers. Further, enterprise sales cycles can be lengthy, particularly for a start-up company without an established track record. Prolonged sales cycles could strain askROI’s cash flow and hinder growth, and (iii) reliance on a few large customers could make askROI vulnerable to revenue volatility and adversely impact its bargaining power. If any of the foregoing risks were to materialize, askROI’s business and future prospects could be materially and adversely affected.

askROI faces adoption and integration and other challenges.

askROI faces adoption and integration challenges. Complex onboarding processes or steep learning curves could slow customer adoption and time-to-value realization. Further, its software could be difficult to integrate with a customer’s legacy systems, leading to challenges with customers’ legacy systems and tools. Any difficulties associated with the integration of different systems could limit askROI’s market penetration and customer satisfaction. In addition, the Licensor’s development team may have limited capacity to support askROI’s platform development needs, particularly if askROI were to begin seeing significant growth and require more rapid iterations and customizations. Also, the LLM technology may not be optimized for the scale and performance requirements of askROI’s growing user base, leading to performance bottlenecks and customer dissatisfaction. Additionally, as a new entrant in the market, askROI may struggle to establish brand awareness and credibility, making it harder to attract customers and partners. Similarly, any negative publicity or customer complaints could disproportionately impact askROI’s reputation as a startup, hindering its growth and ability to compete against established players. If any of the foregoing risks were to materialize, askROI’s business and future prospects could be materially and adversely affected.

Rapidly changing AI regulation may require significant adjustments and investments.

Governments and regulatory bodies worldwide are introducing new laws and guidelines for AI, data privacy, and automated decision-making. These regulations may force us to modify certain features, require additional transparency or auditing tools, or limit our platform’s functionality. Complying with emerging or conflicting rules across jurisdictions could raise operating costs or delay product rollouts. Failure to meet these requirements could result in fines, legal action, or reputational harm.

Data privacy and security laws could increase compliance costs and limit our flexibility.

Various jurisdictions are adopting stricter data privacy and security regulations, such as the GDPR in the EU and certain U.S. state privacy laws. We must continually enhance our security measures, encryption protocols, and data handling procedures to remain compliant. These changes could increase our operational expenses. Any failure to comply with evolving data protection requirements may lead to enforcement actions, penalties, or erosion of customer trust.

Established technology companies with greater resources may outcompete us.

Larger technology firms with substantial financial and technical resources continue to expand their AI-driven offerings, sometimes bundling analytics solutions into broader enterprise software suites. These competitors may benefit from existing customer relationships, extensive R&D budgets, and powerful marketing capabilities. If they introduce more advanced or cost-effective solutions, we may find it difficult to retain or attract customers, thereby adversely impacting our revenue and market share.

Our future success depends on ongoing innovation and technological advancements.

The market for AI-driven analytics is evolving rapidly. We must invest in research and development to remain competitive in natural language processing, data visualization, and user experience. If we fail to keep pace with or anticipate market trends, or if the capabilities of our platform lag behind those of our competitors, our solutions may become less attractive, resulting in lost revenue and diminished market position.

Our platform’s integration with third-party tools and systems may present technical and operational risks.

askROI relies on seamless integration with a wide range of external applications, including customer relations management platforms, file storage providers, and communication tools. If these third parties modify their application programming interfaces, introduce incompatibilities, or discontinue services, we may need to invest significant resources to maintain compatibility. Difficulties integrating with common enterprise systems could hamper our ability to onboard new customers efficiently.

We rely on secure workspaces and knowledge bases that may still pose data exposure risks.

Even though we do not train the underlying LLM on customers’ proprietary information, we host and index their data within dedicated workspaces. Any unauthorized access, security breach, or deficiency in our data-protection measures could expose confidential information, leading to legal liability, regulatory scrutiny and reputational damage.

Inaccurate or biased AI outputs could expose us to reputational and legal risks.

Our AI-driven insights may occasionally generate incorrect or biased results. Such outcomes could lead customers to make flawed business decisions, undermine confidence in our platform, or result in litigation. Ongoing model validation and prompt issue resolution are crucial to mitigating these risks.

Our proprietary rights could be inadequately protected, leading to IP disputes.

The unique components of our platform and certain enhancements we develop may be subject to intellectual property protection. If we fail to enforce or defend our rights, or if third parties allege that our technology infringes on their IP, we could face costly litigation and be required to alter or cease certain offerings. Such disputes can disrupt operations and harm our reputation.

Customer retention risks could pose a challenge for askROI.

askROI may experience difficulties in retaining customers. Any failure on its part to achieve strong product-market fit could lead to high customer churn rates, as businesses may not perceive sufficient value in askROI’s offerings. Further, as a newly formed entity, askROI may struggle to provide the level of customer support expected by enterprise clients, which could have a materially adverse impact on customer satisfaction and retention. Finally, low barriers to entry and minimal switching costs in the AI and analytics market could make it easier for customers to move to competitors, thereby increasing askROI’s customer retention risks. If any of these developments were to occur, askROI’s business and future prospects could be materially and adversely affected.

Ethical AI concerns.

The AI industry is commonly associated with ethical concerns, whether real or perceived, which askROI must overcome in order to successfully develop its business. Such concerns include the risk that unintended biases in askROI’s AI models could lead to discriminatory or unfair outcomes, damage the entity’s reputation and expose it to legal risks, and that difficulty in providing clear explanations for AI-generated insights could erode customer trust and hinder adoption of askROI’s product offerings. If askROI cannot substantially mitigate or prevent such concerns from arising, its business and future prospects could be materially and adversely affected.

Uncertain legal interpretations of emerging AI regulations could lead to operational constraints.

Because AI-related laws and guidelines are still developing, legal interpretations can vary widely across different regulators and courts. We may need to adjust our platform functionality or compliance processes in response to evolving interpretations, which could divert resources from other initiatives and slow innovation.

If we fail to effectively manage our growth, our business could suffer.

Rapid or poorly managed growth could lead to operational inefficiencies, resource strains, and quality control issues. We may also face challenges in maintaining our corporate culture or onboarding new staff quickly. If we cannot scale responsibly, product quality or customer satisfaction could decline, harming our market reputation.

COMMITTED EQUITY FINANCING

On the Execution Date, we entered into the Purchase Agreement with the Selling Stockholder. The Purchase Agreement provides that, upon the terms and subject to the conditions and limitations set forth therein, the Selling Stockholder shall purchase up to an aggregate of $50 million of Preferred Shares over the 48-month term of the Purchase Agreement. Under the Purchase Agreement, after the satisfaction of certain commencement conditions, including, without limitation, (i) the effectiveness of a registration statement, and (ii) that the Selling Stockholder shall have converted out of all the Note Conversion Shares, we will have the right to direct the Selling Stockholder to purchase (i) two million dollars ($2,000,000) at the Initial Tranche Closing and (ii) up to the Subsequent Tranche Purchase Price on a monthly basis at each Subsequent Tranche Closing, up to the Maximum Investment, provided, however, that the Selling Stockholder shall have the ability, in its sole discretion, to purchase any number of Preferred Shares in advance of the foregoing dates. The first Subsequent Tranche Closing shall occur on the seventh (7th) calendar day after the registration statement of which this prospectus forms a part shall have been declared effective by the SEC.

The number of Preferred Shares that we can issue to the Selling Stockholder from time to time under the Purchase Agreement is subject to the Ownership Limitation (as defined below in the prospectus). The Selling Stockholder has agreed that neither it nor any of its agents, representatives and affiliates will engage in any direct or indirect short-selling or hedging our Series B Preferred Stock during any time prior to the termination of the Purchase Agreement.

Pursuant to the Purchase Agreement, we agreed to prepare and file with the SEC a registration statement for the resale by the Selling Stockholder of the Preferred Shares within fifteen (15) calendar days from the date that our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 has been filed with the SEC.

The Purchase Agreement may be terminated by us or the Selling Stockholder upon the occurrence of certain events, including a breach by the other party at any time after commencement. The Purchase Agreement will automatically terminate if the Initial Tranche Closing has not occurred by June 30, 2025, subject to the extension by the mutual agreement both parties to the Purchase Agreement.

Actual sales of shares of our Series B Preferred Stock to the Selling Stockholder from time to time will depend on our ability to meet certain closing conditions on a monthly basis.

The Purchase Agreement contains customary representations, warranties and agreements by us, obligations of the parties, termination provisions and closing conditions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

Purchase of Preferred Shares under the Purchase Agreement

Provided that certain closing conditions are met, the Selling Stockholder will be required to purchase one thousand (1,000) shares of our Series B Preferred Stock under the Purchase Agreement at the Subsequent Tranche Purchase Price up to the Maximum Investment. Subject to the satisfaction of the conditions under the Purchase Agreement, we are required to deliver notices of satisfaction on a monthly basis, which notices will, assuming the accuracy thereof, inform the Selling Stockholder that the relevant closing conditions have been met for any particular Subsequent Tranche Closing.

Conditions to delivery of notices of satisfaction

Our ability to deliver notices of satisfaction to the Selling Stockholder under the Purchase Agreement is subject to the satisfaction of certain conditions, all but one of which are entirely outside of the Selling Stockholder’s control, including, among other things, the following, which apply to any closing under the Purchase Agreement (a “Tranche Closing”):

•	the accuracy in all material respects of our representations and warranties included in the Purchase Agreement;

•	the effectiveness of this registration statement that includes this prospectus (and any one or more additional registration statements filed with the SEC that include shares of our Series B Preferred Stock that may be issued and sold by us to the Selling Stockholder under the Purchase Agreement);

•	the Company having obtained all required permits and qualifications for the offer and sale of all shares of our Common Stock issuable pursuant to such notice of satisfaction;

•	us having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Purchase Agreement to be performed, satisfied or complied with by us;

•	as of the applicable tranche closing date (a “Tranche Closing Date”), trading in the Common Stock shall be listed on the NYSE American and shall not have been suspended by the SEC or the NYSE American and, at any time prior to the applicable Tranche Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any trading market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of the Selling Stockholder, and without regard to any factors unique to the Preferred Shares, makes it impracticable or inadvisable to purchase the Preferred Shares at the Tranche Closing Date;

•	neither we nor any Significant Subsidiary, as such term is defined in Rule 1-02(w) of Regulation S-X for purposes of this definition, shall have suffered a material adverse effect;

•	the average Closing Price (as defined in the certificate of designations of the Series B Preferred Stock (the “Certificate”) of the Common Stock during the prior three (3) trading days preceding each Tranche Closing, as reported by NYSE.com, shall have been equal to or greater than the Floor Price;

•	the average daily trading volume of the Common Stock during the preceding month shall have been no fewer than 50,000 shares of Common Stock;

•	certain individuals, including one or more members of our Executive Committee, shall be serving as employees or executive officers of ours;

•	the Selling Stockholder shall have converted all amounts outstanding under the Convertible Note. This is the one closing condition that is not entirely beyond the Selling Stockholder’s control.

The following closing conditions apply to the Initial Tranche Closing:

•	we shall have filed the Certificate with the Secretary of State of the State of Delaware (the Certificate was filed on the Execution Date), and such Certificate shall be in full force and effect; and

•	there shall have been no breach of any obligations, covenants and agreements under the transaction documents and no existing event which, with the passage of time or the giving of notice, would constitute a breach under the transaction documents.

The following closing conditions apply to each Subsequent Tranche Closing:

•             the registration statement of which this prospectus forms a part shall have been declared effective by the SEC, the registration statement shall be in effect at the time of the Subsequent Tranche Closing and available for the issuance of the Preferred Shares and resale of the Preferred Conversion Shares issuable at each Subsequent Tranche Closing, and the registration statement shall not be subject to any stop order suspending the effectiveness of the registration statement; and

•             we shall have obtained (A) stockholder approval for the issuance of the Preferred Shares and their conversion into Preferred Conversion Shares (unless certain Preferred Conversion Shares may be issued without exceeding the Exchange Cap, as such term is defined in the Purchase Agreement), which approval was obtained on May 19, 2025 at a special meeting of stockholders, and (B) thereafter, Exchange Approval as such term is defined in the Purchase Agreement.

Description of Series B Preferred Stock

No Maturity, Sinking Fund or Mandatory Redemption

The Series B Preferred Stock is perpetual and has no stated maturity date and is not subject to any sinking fund or mandatory redemption. Shares of the Series B Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them. We are not required to set aside funds to redeem the Series B Preferred Stock.

Ranking

The Series B Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

(i)	senior to all classes or series of our Common Stock and to all other equity securities issued by us other than equity securities referred to in clauses (ii) and (iii);

(ii)	on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series B Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, including the Series C Preferred Stock and the Series G Preferred Stock;

(iii)	junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series B Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and

(iv)	effectively junior to all of our existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries and any future subsidiaries.

Dividends

Holders of shares of the Series B Preferred Stock are entitled to receive cumulative cash dividends at the rate of 15.00% (the “Dividend Rate”) of the stated value (the “Stated Value”) per share per annum of $1,000 (equivalent to $150.00 per annum per share). Dividends on the Series B Preferred Stock will be payable quarterly in arrears within five business days of the last day of each quarter (the “Dividend Payment Date”) when, as and if declared by our board of directors. Any dividend payable on the Series B Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of four 90-day quarters. Dividends will be payable to holders of record as they appear in our stock records for the Series B Preferred Stock at the close of business on the applicable record date, which will be the last day of the quarter, whether or not a business day, in which the applicable dividend payment date falls. As a result, holders of shares of Series B Preferred Stock will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date.

No dividends on shares of Series B Preferred Stock will be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment will be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series B Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by our board of directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B Preferred Stock that may be in arrears, and holders of the Series B Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series B Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future distributions on our common stock and preferred stock, including the Series B Preferred Stock, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on our preferred stock or what the actual distributions will be for any future period.

Unless full cumulative dividends on all shares of Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no dividends (other than in shares of common stock or in shares of any series of preferred stock that we may issue ranking junior to the Series B Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up) will be declared or paid or set aside for payment upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series B Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, nor will any other distribution be declared or made upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series B Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Also, any shares of our common stock or preferred stock that we may issue ranking junior to or on a parity with the Series B Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up will not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for our other capital stock that we may issue ranking junior to the Series B Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and the shares of any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series B Preferred Stock will be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and such other series of preferred stock that we may issue will in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such other series of preferred stock that we may issue (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B Preferred Stock that may be in arrears.

PIK Dividend Shares

For a period commencing on the date on which the Company initially issues such share (without regard to any subsequent transfer of such share or reissuance of the certificate(s) representing such share) (the “Date of Issuance”) and continuing for two (2) years thereafter, the dividends shall accrue on each share of Series B Preferred Stock, in an amount for each share of Series B Preferred Stock, equal to the Dividend Rate times the Stated Value (the “Dividend Amount”) and shall be paid in either additional shares of Series B Preferred Stock (the “PIK Dividend Shares”) or cash, in our sole discretion. The Dividend Amount shall be automatically declared and the applicable Dividend Amount automatically paid to the Selling Stockholder, or any assignee thereof, as set forth above. For the avoidance of doubt, unless otherwise expressly set forth herein, with respect to PIK Dividend Shares, the Dividend Payment Date of such shares shall be the Date of Issuance of such shares for all purposes hereunder. All Dividend Amounts payable with respect to the holders of Series B Preferred Stock shall be paid, whether in cash or in PIK Dividend Shares, pro rata to each holder of shares of Series B Preferred Stock based upon the aggregate accrued but unpaid dividends on the shares held by each such holder. PIK Dividend Shares issued on the applicable Dividend Payment Date shall have an aggregate Dividend Amount on such Dividend Payment Date equal to the total Dividend Amount accrued on such shares as of such Dividend Payment Date minus any portion thereof paid in cash pursuant hereto.

Voting Rights

The holders of the Series B Preferred Stock are entitled to vote with the Common Stock as a single class on an as-converted basis, subject to applicable law provisions of the Delaware General Corporation Law and the NYSE, provided however, that for purposes of complying with NYSE regulations, the conversion price, for purposes of determining the number of votes the holder of Series B Convertible Preferred Stock is entitled to cast, shall not be lower than $2.44 (the “Voting Floor Price”), which represents the closing sale price of the Common Stock on the trading day immediately prior to the execution date of the Purchase Agreement, or the Execution Date. The Voting Floor Price shall be adjusted for stock dividends, stock splits, stock combinations and other similar transactions.

Conversion Rights

Each share of Series B Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Common Stock (the “Preferred Conversion Shares”) at a conversion price equal to the greater of (i) $0.40 per share (the “Floor Price”), which Floor Price shall not be adjusted for stock dividends, stock splits, stock combinations and other similar transactions and (ii) 75% of the Corporation’s lowest VWAP on any Trading Day during the five Trading Days immediately prior to the date of conversion into shares of Common Stock, but not greater than $10.00 per share (the “Maximum Price”), which Maximum Price shall be adjusted for stock dividends, stock splits, stock combinations and other similar transactions. The Conversion Price is subject to adjustment in the event of an issuance of Common Stock at a price per share lower than the Conversion Price then in effect, as well as upon customary stock splits, stock dividends, combinations or similar events. The Floor Price will under no circumstances be adjusted for stock dividends, stock splits, stock combinations or similar transactions.

Limitations on Conversion

Shares of Series B Preferred Stock are not convertible by the holder of such shares of Series B Preferred Stock, and we shall not effect any conversion of shares of Series B Preferred Stock into shares of Common Stock to the extent that after giving effect to such conversion the holder (together with its affiliates) would beneficially own in excess of 4.99% of the Common Stock (the “Ownership Limitation”). The holder, upon notice to us, may increase or decrease the Ownership Limitation, provided that the Ownership Limitation in no event exceeds 9.99% of the outstanding Common Stock immediately after giving effect to the issuance of shares of Common Stock upon conversion of the Series B Preferred Stock. Any increase in the Ownership Limitation will not be effective until the 61st day after such notice is delivered to us.

No Preemptive Rights

No holders of the Series B Preferred Stock will, as holders of Series B Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any other security.

No short-selling or hedging by the Selling Stockholder

The Selling Stockholder has agreed that, during the term of the Purchase Agreement, neither the Selling Stockholder nor any of its affiliates will engage in any short sales or hedging transactions with respect to our Series B Preferred Stock.

Certain covenants contained in the Purchase Agreement

Commencing on the Execution Date and continuing for a period of ninety (90) days thereafter, neither we nor any subsidiary of ours shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or instruments convertible into, exercisable or exchangeable for such shares of Common Stock, with certain exceptions.

Additionally, commencing on the Execution Date and continuing for a period of one (1) year thereafter, we will be prohibited from entering into a variable rate transaction.

From the Execution Date and continuing until the date that is two (2) years therefrom, the Selling Stockholder shall have a right of first refusal with respect to any investment proposed to be made by any individual or entity for each and every future public or private equity offering, including a debt instrument convertible into equity of our company during such period.

USE OF PROCEEDS

This prospectus relates to shares of our Preferred Shares that may be offered and sold from time to time to the Selling Stockholder as well as to the Preferred Conversion Shares that may be offered and sold from time to time by the Selling Stockholder. All of our Preferred Conversion Shares offered by the Selling Stockholder pursuant to this prospectus will be sold by the Selling Stockholder for its own account. We will not receive any of the proceeds from these sales.

We may receive up to $50 million aggregate gross proceeds under the Purchase Agreement from any sales of Preferred Shares we make to the Selling Stockholder pursuant to the Purchase Agreement. However, we are unable to estimate the actual amount of proceeds that we may receive, as it will depend on our ability to meet the closing conditions applicable to the Tranche Closings set forth in the Purchase Agreement, among other factors. See the section titled “Plan of Distribution” elsewhere in this prospectus for more information.

As of the date of this prospectus, we plan to dedicate the vast majority of the $50 million we receive, if any, to the development and expansion of our AI data center located in Michigan. However, as of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts we may allocate to those uses, for any net proceeds we receive. Accordingly, we may retain broad discretion over the use of these proceeds.

DESCRIPTION OF THE SECURITIES BEING OFFERED

The following description of our securities is intended as a summary only. We refer you to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws, as amended (the “Bylaws”), which are incorporated by reference into this prospectus, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”). This description may not contain all of the information that is important to you and is subject to, and is qualified in its entirety by reference to, our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, any subsequent Quarterly Reports on Form 10-Q, our Certificate of Incorporation, our Bylaws, the other documents incorporated by reference herein and the applicable provisions of the DGCL. For information on how to obtain copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, our subsequent Quarterly Reports on Form 10-Q, our Certificate of Incorporation and our Bylaws, see “Where You Can Find More Information.”

We are registering up to 125,000,000 shares of our Common Stock (excluding PIK Dividend Shares) issuable from time to time upon conversion of the Preferred Shares.

General

We are authorized to issue 500,000,000 shares of Class A common stock and 25,000,000 shares of Class B common stock, par value $0.001 per share.  As of the date of this prospectus, there were 2,227,566 shares of our Class A common stock (the “Common Stock”) issued and outstanding and 4,994,588 shares of Class B common stock issued and outstanding. The outstanding shares of our common stock are validly issued, fully paid and nonassessable.

Holders of our shares of Class A Common Stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of our shares Class B common stock are entitled to ten votes for each share on all matters submitted to a shareholder vote. Holders of our common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of our common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of shareholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our certificate of incorporation.

Holders of our common stock are entitled to share in all dividends that our Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over our common stock. Our common stock has no preemptive, subscription or conversion rights and there are no redemption provisions applicable to our common stock.

Transfer Agent

The Transfer Agent and Registrar for our Common Stock is Computershare Trust Company, N.A., 8742 Lucent Blvd., Suite 225, Highlands Ranch, CO 80129.

Trading Symbol and Market

Our Common Stock is listed on NYSE American under the symbol “GPUS.”

SELLING STOCKHOLDER

This prospectus relates to the offer and sale by the Selling Stockholder of up to 125,000,000 shares of our Common Stock that may be issued by us to the Selling Stockholder upon conversion of the Preferred Shares. For additional information regarding the shares of our Series B Preferred Stock included in this prospectus, see the section titled “Committed Equity Financing” above. Except as set forth in this section below, the Selling Stockholder has not had any material relationship with us within the past three years.

The table below presents information regarding the Selling Stockholder and the shares of our Common Stock that may be resold by the Selling Stockholder from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholder, and reflects holdings as of May 14, 2025. The number of shares in the column “Securities to be Sold in this Offering” represents all of the shares of our Common Stock being offered for resale by the Selling Stockholder under this prospectus. The Selling Stockholder may sell some, all or none of the shares being offered for resale in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them. Except as set forth in the section titled “Plan of Distribution” in this prospectus, we are not aware of any existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Common Stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and includes shares of our Common Stock with respect to which the Selling Stockholder has sole or shared voting and investment power. The percentage of shares of our Common Stock beneficially owned by the Selling Stockholder prior to the offering shown in the table below is based on an aggregate of 2,227,566 shares of Common Stock outstanding on May 14, 2025. The fifth column assumes the resale by the Selling Stockholder of all of the shares of our Common Stock being offered for resale pursuant to this prospectus.

	Securities Beneficially Owned Prior to this Offering (1)		Securities to be Sold in this Offering	Securities Beneficially Owned After this Offering
Name of Selling Stockholder	Number	Percentage(2)	Shares of Common Stock Underlying Preferred Shares	Number	Percentage(3)
SJC Lending, LLC(4)	111,155	4.99%	125,000,000	2,969,358	2.33%

(1)	Represents shares of Common Stock beneficially owned by the Selling Stockholder, consisting of shares of Common Stock that may be issued upon the conversion of a 15% convertible note in the principal face amount of $4,909,411 (the “Convertible Note”). The shares of Common Stock underlying the Convertible Note are not being registered in the registration statement of which this prospectus forms a part. The Convertible Note prohibits us from issuing any shares of Common Stock to the Selling Stockholder to the extent such shares, when converted and/or exercised, as applicable, and aggregated with all other shares of our Common Stock then beneficially owned by the Selling Stockholder, would cause the Selling Stockholder’s beneficial ownership of our Common Stock to exceed the 4.99% ownership limitation. The ownership limitation may not be amended or waived under the Convertible Note, except that it may be increased to 9.99% upon 61 days’ notice to us.

(2)	Applicable percentage ownership is based on 2,227,566 shares of Common Stock outstanding as of May 14, 2025.

(3)	Applicable percentage ownership is based on 127,227,566 shares of Common Stock presumed to be outstanding after the offering, which includes 2,227,566 shares of Common Stock outstanding as of May 14, 2025 and presumes that the 125,000,000 shares of Common Stock registered in this offering are sold.

(4)	Stephen J. Caspi, the sole member of the Selling Stockholder, has sole voting and dispositive power over the shares. The business address of the Selling Stockholder is 120 Bloomingdale Road, Suite 105, White Plains, New York 10605.

PLAN OF DISTRIBUTION

This prospectus relates to the resale by the Selling Stockholder of up to 125,000,000 shares of our Common Stock. All of the shares being offered are issuable upon conversion of the Preferred Shares to be purchased by the Selling Stockholder pursuant to the Purchase Agreement. The Selling Stockholder of the Common Stock and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the NYSE American or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	broker-dealers may agree with the Selling Stockholder to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

The Selling Stockholder may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholder and any broker-dealers or agents that are involved in selling the shares are “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under Section 2(11) of the Securities Act of 1933, as amended. The Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

We will pay all the expenses, estimated to be approximately $78,458, in connection with this offering, other than underwriting commissions and discounts and counsel fees and expenses of the Selling Stockholder. We have agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because the Selling Stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended, it will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholder.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholder without registration and without the requirement to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144 or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market-making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the Selling Stockholder or any other person. We will make copies of this prospectus available to the Selling Stockholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).

LEGAL MATTERS

Olshan Frome Wolosky LLP, New York, New York, will pass upon the validity of the securities offered hereby as our counsel.

EXPERTS

The consolidated balance sheets of Hyperscale Data, Inc. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, included in the 2024 Annual Report on Form 10-K, and related notes, have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon. Such consolidated financial statements have been incorporated by reference in reliance upon the reports pertaining to such consolidated financial statements of such firms given upon their authority as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the sale of all of the securities that are part of this offering. The documents we are incorporating by reference are as follows:

• Our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 15, 2025;

• Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 20, 2025;

• Our Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on January 3, 2025 (Item 1.01 only), January 6, 2025 (Item 1.01 only), January 6, 2025, January 8, 2025, February 6, 2025, February 10, 2025, February 26, 2025, March 5, 2025, March 17, 2025, March 24, 2025, March 27, 2025, March 31, 2025, April 1, 2025, April 1, 2025 (Items 1.01 and 3.02 only), April 1, 2025, April 9, 2025, April 11, 2025, April 16, 2025, April 25, 2025, April 30, 2025, May 2, 2025 and May 19, 2025;

• Our Definitive Proxy Statements on Schedule 14A, filed with the SEC on February 24, 2025 and May 2, 2025; and

• The description of our common stock contained in our Annual Report on Form 10-K as Exhibit 4.39 that was filed with the SEC on April 15, 2025.

All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this registration statement and prior to termination of this offering shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents, provided, however, that the registrant is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference in this prospectus may be obtained from us without charge and will be provided to each person, including any beneficial owner, to whom a prospectus is delivered. You may obtain a copy of the documents at no cost by submitting an oral or written request to:

Hyperscale Data, Inc.

11411 Southern Highlands Parkway, Suite 190

Las Vegas, Nevada 89141

Attention: Investor Relations

(949) 444-5464

Additional information about us is available at our web site located at https://www.hyperscaledata.com. Information contained in our web site is not a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company we refer you to the registration statement, including the exhibits filed as a part of the registration statement.

Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act. In accordance with the Exchange Act, we file periodic reports, proxy and information statements and other information with the SEC. Our filings with the SEC are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also find documents we filed on our website at www. hyperscaledata.com. Information contained in or accessible through our website does not constitute a part of this prospectus.

HYPERSCALE DATA, INC.

125,000,000 Shares of Common Stock

PROSPECTUS

May 21, 2025